Exhibit 2.1

PURCHASE AGREEMENT

by and among

WILLIAMS PARTNERS OPERATING LLC,

SOUTHWEST GAS HOLDINGS, INC.

and

MOUNTAINWEST PIPELINES HOLDING COMPANY

dated as of

December 14, 2022

-i-

-ii-

-iii-

Annex I        Certain Defined Terms

Exhibits

Exhibit A – Assignment of Shares Agreement

Exhibit B – Sample Net Working Capital Statement

Exhibit C – R&W Insurance Policy

Exhibit D – Transition Services Agreement

-iv-

PURCHASE AGREEMENT

PURCHASE AGREEMENT, dated as of December 14, 2022 (this “Agreement”), by and among Williams Partners Operating LLC, a Delaware limited liability company (“Purchaser”), Southwest Gas Holdings, Inc., a Delaware corporation (“Seller”), and MountainWest Pipelines Holding Company, a Delaware corporation and a direct wholly owned subsidiary of Seller (the “Company”). Each of Purchaser and Seller is referred to individually as a “Party” and collectively as the “Parties.” All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex I or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, Seller owns 100% of the outstanding shares of common stock of the Company (the “Shares”);

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to acquire from Seller, all of the Shares (the “Transaction”), on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Transaction and also prescribe various conditions to the Transaction.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1. Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign and transfer to Purchaser, and Purchaser shall purchase and acquire from Seller, all of the Shares, free and clear of any Liens, other than restrictions on transfer under applicable securities Laws, in exchange for the Purchase Consideration.

Section 1.2. Closing. Unless this Agreement shall have been validly terminated pursuant to Article VII, and unless otherwise mutually agreed in writing between the Parties, the closing of the Transaction (the “Closing”) shall take place (i) at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105, or remotely by electronic exchange of documents and signatures, at 10:00 a.m., Pacific time, on the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or (ii) at such other place, date and time as Purchaser and Seller may agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3. Purchase Consideration. The aggregate purchase price to be paid by Purchaser in consideration for the purchase of the Shares (the “Purchase Consideration”) shall equal (i) the Base Purchase Price, plus (ii) the positive or negative amount, if any (as applicable), determined by subtracting Target Net Working Capital from Closing Net Working Capital, plus (iii) Closing Cash, minus (iv) Closing Indebtedness, minus (v) Company Transaction Expenses plus (vi) the positive or negative amount, if any (as applicable), determined by subtracting Target Capex from Closing Capex. The Purchase Consideration shall be estimated at Closing pursuant to Section 1.4 and subject to adjustment after the Closing pursuant to Section 1.6.

Section 1.4. Estimated Closing Statement; Determination of Estimated Purchase Consideration. Not less than five (5) days prior to the Closing Date, Seller shall deliver, or cause to be delivered, to Purchaser a written statement (the “Estimated Closing Statement”) which sets forth in reasonable detail (a) Seller’s good faith estimates (including reasonable supporting documentation of such estimates) of Closing Net Working Capital, Closing Cash, Closing Indebtedness, Company Transaction Expenses and Closing Capex, and (b) on the basis of the foregoing, a calculation of the estimated Purchase Consideration to be paid at Closing (the “Estimated Purchase Consideration”). Seller shall consider in good faith any revisions to the Estimated Closing Statement reasonably proposed by Purchaser and will re-issue the Estimated Closing Statement (which re-issued Estimated Closing Statement shall be deemed to be the “Estimated Closing Statement” for purposes of this Agreement) with any such revisions that Seller has determined in good faith are appropriate after such consideration, provided, that the foregoing consideration shall not result in any delay in the Closing Date. For purposes of the Estimated Closing Statement and the calculation of the Estimated Purchase Consideration, if the Closing occurs on or prior to March 31, 2023, Seller’s estimate of Closing Net Working Capital shall be made as of 11:59 p.m. Central Time on December 31, 2022.

Section 1.5. Closing Payment. At the Closing, Purchaser shall make or cause to be made a payment to Seller, by wire transfer of immediately available funds to the account designated to Purchaser in writing no less than three (3) Business Days prior to the Closing Date, in an amount equal to the Estimated Purchase Consideration.

Section 1.6. Final Closing Statement.

(a) As soon as reasonably practicable following the Closing Date, but in no event more than seventy-five (75) days after the Closing Date, Purchaser shall prepare and deliver to Seller a written statement (the “Final Closing Statement”) which sets forth in reasonable detail Purchaser’s good faith calculation of the following: (A) Closing Net Working Capital, (B) Closing Cash, (C) Closing Indebtedness, (D) Company Transaction Expenses, (E) Closing Capex and (F) on the basis of the foregoing clauses (A)-(E), the Purchase Consideration based thereon (the calculations of the items in clauses (A)-(F), collectively, the “Final Closing Calculations”), in each case, together with reasonable supporting documentation for such calculations.

(b) During the forty-five (45) day period following Seller’s receipt of the Final Closing Statement (the “Objection Period”), Seller and its accountants and other representatives will be permitted reasonable access to review (at Seller’s sole cost and expense) the books and records and other information of Purchaser and the Company and the Company Subsidiaries (including source documents and work papers) to the extent related to the Final Closing Calculations and the preparation of the Final Closing Statement (during regular business hours and upon reasonable prior notice) and Purchaser shall and shall cause the Company and the Company Subsidiaries to provide reasonable access to the personnel, accountants (subject to the execution of customary accountant access letters) and other representatives of Purchaser and the Company involved in the preparation of the Final Closing Calculations and the Final Closing Statement) as they may reasonably request to enable them to review and evaluate Purchaser’s Final Closing Calculations and the determination of the Final Closing Statement.

(c) If Seller disagrees with any of the Final Closing Calculations set forth in the Final Closing Statement delivered pursuant to Section 1.6(a), Seller may, within the Objection Period, deliver a written notice (the “Objection Notice”) to Purchaser disagreeing with such Final Closing Calculations and setting forth Seller’s calculations included in the Final Closing Calculations and of the Purchase Consideration as set forth in the Final Closing Statement. Any such Objection Notice shall specify in reasonable detail those calculations, items or amounts as to which Seller disagree, and Seller shall be deemed to have agreed with all other calculations, items and amounts contained in the Final Closing Statement delivered pursuant to Section 1.6(a).

(d) If an Objection Notice shall be duly delivered pursuant to Section 1.6(c), Seller and Purchaser shall, during the thirty (30) days after such delivery, use their respective commercially reasonable efforts, in good faith, to reach agreement on the disputed calculations, items or amounts included in the Objection Notice in order to determine, as may be required, the Purchase Consideration, which amounts shall not be less than the amounts thereof shown in Purchaser’s calculation thereof delivered pursuant to Section 1.6(a) nor more than the amounts thereof shown in Seller’s calculation delivered pursuant to Section 1.6(c). If during such thirty (30) day period, Seller and Purchaser are unable to reach agreement as to all of the disputed calculations, items or amounts set forth in the Objection Notice, Seller and Purchaser shall promptly thereafter cause FORVIS, LLP (the “Accounting Firm”) to review this Agreement and the remaining disputed calculations, items or amounts for the purpose of calculating the Final Closing Calculations and the Purchase Consideration (it being understood that in making such calculations, the Accounting Firm shall be functioning as an expert and not as an arbitrator). In making such calculations, Seller and Purchaser agree that the Accounting Firm (i) shall consider only those calculations, items or amounts in the Final Closing Statement and Purchaser’s calculations of the Final Closing Calculations as to which Seller has disagreed (which have not been subsequently resolved in writing by Seller and Purchaser), and the Accounting Firm’s calculation of both individual line items and the aggregate Final Closing Calculations and the Purchase Consideration must be within the range of values assigned to each such item in the Final Closing Statement delivered by Purchaser and the notice of disagreement delivered by Seller, respectively, (ii) shall base its determination solely on the written submissions of Seller and Purchaser and shall not conduct an independent investigation, (iii) will, with respect to the items not in dispute, use the amounts agreed upon by the Seller and Purchaser and (iv) will be bound by the applicable provisions set forth in this Agreement, including the applicable definitions. Seller and Purchaser shall instruct the Accounting Firm to deliver to Seller and Purchaser, as promptly as practicable (but in any case no later than thirty (30) days from the date of engagement of the Accounting Firm), a report setting forth such calculations; provided, however, that in no event will any of the disputed items or amounts determined by the Accounting Firm be (i) less than Purchaser’s calculation thereof in the Final Closing Statement where a lower amount would benefit Purchaser, (ii) more than Seller’s calculation thereof in their notice of disagreement delivered pursuant to Section 1.6(c) where a higher amount would benefit Seller, (iii) more than Purchaser’s calculation thereof in the Final Closing Statement where a higher amount would benefit Purchaser, or (iv) less than Seller’s calculation thereof in their notice of disagreement delivered pursuant to Section 1.6(c) where a lower amount would benefit Seller. Such report shall be final and binding upon Seller and Purchaser absent mathematical or manifest error, fraud or intentional misconduct. Purchaser and Seller will provide the Accounting Firm with all documents and information reasonably requested by it as promptly as reasonably practicable. All submissions by Seller or Purchaser to the Accounting Firm will be in writing and will be delivered simultaneously to the other party, and there will be no ex parte communication with the Accounting Firm, except as otherwise consented to in writing by the Parties. The costs, fees and expenses of the Accounting Firm will be borne by Purchaser, on the one hand, and Seller on the other hand, in the same proportion as the aggregate dollar amount of the unresolved matters that are submitted to the Accounting Firm pursuant to this Section 1.6(d) that are unsuccessfully disputed by each of Purchaser and Seller (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of all of the unresolved matters that are submitted to the Accounting Firm. For the avoidance of doubt and for illustrative purposes only, if the disputed items total $100 and the Accounting Firm awards $60 of the disputed items in Seller’s favor, then Purchaser and Seller shall pay 60% and 40%, respectively, of the costs, fees and expenses of the Accounting Firm. The date on which all items and amounts set forth on the Final Closing Statement are finally determined in accordance with this Section 1.6 is hereinafter referred to as the “Determination Date.”

(e) If the Final Purchase Consideration exceeds the Estimated Purchase Consideration, within three (3) Business Days after the Determination Date, Purchaser shall pay to Seller the amount of such excess by wire transfer of immediately available funds to an account designated in writing by Seller to Purchaser. If the Estimated Purchase Consideration exceeds the Final Purchase Consideration, within three (3) Business Days after the Determination Date, Seller shall pay to Purchaser by wire transfer of immediately available funds to an account designated in writing by Purchaser to Seller an amount equal to the amount of such excess. If the Estimated Purchase Consideration equals the Final Purchase Consideration, no payment shall be made. The “Final Purchase Consideration” means the Purchase Consideration (i) as shown in the Final Closing Statement, if no Objection Notice is duly delivered pursuant to Section 1.6(c), or (ii) if such Objection Notice is delivered, (A) as agreed by Seller and Purchaser pursuant to Section 1.6(d) or (B) in the absence of such agreement, as shown in the Accounting Firm’s calculation delivered pursuant to Section 1.6(d).

(f) The process set forth in this Section 1.6 will be the sole and exclusive remedy of the Purchaser and Seller and their respective Affiliates for any disputes related to the Final Closing Calculations and the Final Purchase Consideration and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith, except, in each case, in the case of mathematical or manifest error or fraud. For the avoidance of doubt, the calculations to be made pursuant to this Section 1.6 are not intended to be used to adjust for errors or omissions that may be found with respect to the Financial Statements or any inconsistencies between the Financial Statements, on the one hand, and any other accounting standards, guidelines, principles or practices, on the other hand. After the Determination Date, none of Purchaser nor Seller will have the right to make any claim based upon the calculation of such amounts as of the Closing (even if subsequent events or subsequently discovered facts would have affected the determination of such amounts had such subsequent events or subsequently discovered facts been known at the time of the final determination of such amounts pursuant to this Section 1.6), except in the case of mathematical or manifest error or fraud.

(g) Any payments made pursuant to this Section 1.6 shall be deemed an adjustment to the Purchase Consideration for Tax purposes, except as otherwise required by applicable Law.

Section 1.7. Pay-Off Letters; Payment of Indebtedness. No later than three (3) Business Days prior to the Closing Date, Seller shall deliver to Purchaser for each item of Indebtedness of the Company and the Company Subsidiaries set forth on Schedule 1.7 of the Disclosure Letter (and any other Indebtedness for borrowed money from any Person that Purchaser may request (no later than five (5) Business Days prior to the Closing Date) to be repaid at the Closing) (“Repaid Indebtedness”) payoff letters from the holder of each such Repaid Indebtedness, in reasonable and customary form and substance (collectively, the “Pay-Off Letters”). At the Closing, Purchaser shall pay, or cause to be paid, on behalf of the Company and the Company Subsidiaries, as applicable, all amounts indicated in the Pay-Off Letters as necessary to discharge fully the then-outstanding balance of all such Indebtedness, by wire transfer of immediately available funds to the account(s) indicated in such Pay-Off Letters.

Section 1.8. Company Transaction Expenses. At the Closing, Purchaser shall pay, or cause to be paid, on behalf of the Company, the Company Transaction Expenses set forth on the Company Transaction Expenses Payment Schedule delivered by the Company no later than three (3) Business Days prior to the Closing.

Section 1.9. Withholding. Notwithstanding any other provision of this Agreement, Purchaser, its Affiliates and the Company shall be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law; provided, that if Seller, Purchaser, their Affiliates or the Company become aware of any such requirement to deduct or withhold, other than in the case of withholding on payments treated as compensation or backup withholding, such Person shall promptly notify the other (and in no event later than five (5) Business Days prior to the date on which payment is to be made) of such withholding and shall cooperate in good faith to reduce or eliminate such withholding to the maximum extent permitted by applicable Law. Amounts so withheld and paid over to the appropriate Governmental Authority shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which such deduction and withholding was made.

Section 1.10. Closing Deliverables.

(a) At or prior to the Closing, Seller will deliver or cause to be delivered the following to Purchaser:

(i) Shares Assignment. A duly executed counterpart of the Assignment of Shares Agreement in the form of Exhibit A attached hereto (“Assignment of Shares Agreement”) conveying to Purchaser all of the Shares;

(ii) Resignations. Any resignation letters received by Seller pursuant to the requests of Seller in accordance with Section 5.13;

(iii) Seller Certificate. A certificate duly and validly executed by an officer of the Seller that the conditions set forth in Section 6.2(a), (b) and (c) have been fulfilled;

(iv) Evidence of Lien Termination. Evidence reasonably satisfactory to Purchaser that all Liens, other than restrictions on transfer under applicable securities Laws, on the Shares have been released or upon payment as contemplated by Section 1.7 will be released and completed copies of UCC-3 termination statements related to such Liens filed or authorized to be filed by Purchaser immediately following the Closing;

(v) IRS Form W-9. A copy of Seller’s IRS Form W-9;

(vi) IRS Forms 8023. Copies of IRS Forms 8023 executed by Seller with respect to the Section 338(h)(10) Elections; and

(vii) Transition Services Agreement. A duly executed counterpart of the Transition Services Agreement.

(b) At or prior to the Closing, Purchaser will deliver, or cause to be delivered, to Seller the following:

(i) Estimated Purchase Consideration. The Estimated Purchase Consideration;

(ii) Shares Assignment. A duly executed counterpart to the Assignment of Shares Agreement;

(iii) Purchaser Certificate. A certificate duly and validly executed by an officer of Purchaser that the conditions set forth in Section 6.3(a) and (b) have been fulfilled;

(iv) IRS Forms 8023. Copies of IRS Forms 8023 executed by Purchaser with respect to the Section 338(h)(10) Elections; and

(v) Transition Services Agreement. A duly executed counterpart of the Transition Services Agreement.

Section 1.11. Purchase Price Allocation.

(a) Within ninety (90) days after the final determination of the Final Purchase Consideration, Seller shall prepare and deliver to Purchaser a statement (the “Allocation Statement”) reflecting the allocation of the Final Purchase Consideration, as adjusted to reflect assumed liabilities and other amounts deemed paid by Purchaser for federal income Tax purposes, among the separate classes of assets of the Company (and if applicable, a further allocation of the Final Purchase Consideration attributable to any direct or indirect subsidiaries of the Company among the assets of each such subsidiary) in a manner that is consistent with the allocation methodology provided by Section 338 of the Code and the Treasury regulations promulgated thereunder, as the case may be (the “Allocation”). Within thirty (30) days following the receipt by Purchaser of the Allocation Statement, Purchaser shall review the Allocation and submit to Seller in writing any objections or proposed changes to the Allocation Statement (an “Allocation Objection”). The Parties shall negotiate in good faith and use their reasonable efforts to resolve such dispute. In the event the Parties are unable to resolve any dispute with respect to the Allocation Statement within twenty (20) days after the delivery of the Allocation Objection, each Party shall be entitled to determine its own allocation and file IRS Form 8883 consistent therewith and Section 1.11(b) shall not apply.

(b) In the event (and only in the event) the Purchaser and Seller agree to the Allocation (as adjusted pursuant to Section 1.11(a)), if applicable, Purchaser and Seller shall report the Transaction for all required federal income Tax and all other Tax purposes in a manner consistent with the Allocation (as agreed). No Party shall take any position in any Tax Return or audit, examination, dispute or other proceeding with respect to Taxes that is inconsistent with the Allocation (as agreed) without the consent of the other Parties; provided, however, that no Party (or any of its Affiliates) shall be required to litigate before any court or defend in any administrative proceeding (including any Tax audit or examination) any proposed deficiency or adjustment by any Governmental Authority challenging such Allocation (as agreed).

ARTICLE II

REPRESENTATIONS AND

WARRANTIES RELATING TO SELLER

Except as set forth in the Disclosure Letter (it being agreed that disclosure of any item in any schedule, section or subsection of the Disclosure Letter shall be deemed disclosure with respect to any other schedule, section or subsection to the extent that it is reasonably apparent on its face that such disclosure is applicable to such other schedule, section or subsection), Seller represents and warrants to Purchaser as follows:

Section 2.1. Organization; Qualification. Seller is a corporation validly existing and in good standing (or the equivalent thereof) under the Laws of the state of its formation and has all requisite power and authority to own and operate its properties and assets and to carry on its business, except where any such failures to have such power or authority or to be so qualified and in good standing would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on its ability to perform its obligations under this Agreement and each other Transaction Document to which it is or will be a party or to consummate the Transaction prior to the Outside Date.

Section 2.2. Authority; Execution and Delivery; Enforceability. Seller has all requisite power and authority to execute and deliver this Agreement and each other Transaction Document to which it is or will be a party and has taken all corporate action necessary to execute and deliver this Agreement and each other Transaction Document to which it is or will be a party and to consummate the Transaction. The execution and delivery of this Agreement, each other Transaction Document to which it is or will be a party and the consummation of the Transaction have been duly and validly authorized and approved by the manager or board of directors of Seller. This Agreement (and each other Transaction Document to which it is or will be a party) has been (or will be, in the case of the Transaction Documents to be executed following the date hereof, upon execution thereof) duly and validly executed and delivered by Seller and, assuming due authorization, execution, and delivery of this Agreement and such other Transaction Documents by each party hereto and thereto, constitute a legal, valid and binding obligation of Seller, enforceable against Seller to the extent party thereto in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (both in law and equity) (“Enforceability Limitations”).

Section 2.3. Non-Contravention. Assuming the accuracy and completeness of the representations and warranties of Purchaser contained in this Agreement, subject to the receipt of the Governmental Approvals and other requirements set forth in Section 3.4 or on Schedule 3.4 of the Disclosure Letter, none of the execution and delivery by Seller of this Agreement, the other Transaction Documents to which it is or will be a party, the consummation of the Transaction or the compliance by Seller with any of the provisions hereof or thereof will (a) conflict with or result in any violation of the Company Governing Documents or the organizational documents of Seller, (b) conflict with, or result in any breach or violation of or default (with or without notice or lapse of time, or both) under, result in the loss of any benefit to which the Company or any of the Company Subsidiaries is entitled or give rise to a right of termination or cancellation of any right under, any Contract to which Seller or the Company is a party or by which Seller or the Company or any of the properties or assets of Seller or the Company is bound, or (c) result in any violation of any Law by which Seller or the Company, or any of the properties or assets of Seller or the Company, are bound, except in the cases of clauses (b) and (c), where the conflict, breach, violation, default, termination or cancellation would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on its ability to perform its obligations under this Agreement or the other Transaction Documents or to consummate the Transaction prior to the Outside Date.

Section 2.4. Consents and Approvals. Other than in connection with or in compliance with (i) the HSR Act and other applicable requirements of any other applicable Antitrust Laws, and (ii) FCC Approval, assuming the accuracy and completeness of the representations and warranties of Purchaser contained in this Agreement, the execution or delivery by Seller of this Agreement or the other Transaction Documents, the performance hereunder by Seller and the consummation of the Transaction do not and will not require any Governmental Approvals on the part of Seller, except for any other Governmental Approvals, the absence of which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on its ability to perform its obligations under this Agreement or the other Transaction Documents or to consummate the Transaction prior to the Outside Date.

Section 2.5. Title to Shares. Seller is the record and beneficial owner of all of the issued and outstanding Shares, free and clear of any and all Liens (other than restrictions on transfer under applicable securities Laws). Upon the Closing, Seller will transfer to Purchaser all of the Shares, free and clear of any and all Liens (other than restrictions on transfer under applicable securities Laws), and (b) neither Seller nor any of its Affiliates will own any of or have any interest in any of the Shares. Neither Seller nor any of its Affiliates is party to (a) any option, warrant, purchase right or other Contract or commitment (other than this Agreement) that could require Seller to sell, transfer or otherwise dispose of any of the Shares or (b) any voting trust, proxy or any other agreement with respect to the voting, transfer, disposition or acquisition of the Shares. Neither Seller nor any of its Affiliates owns, directly or indirectly, any bonds, debentures, notes or other similar instruments of the Company, and the Company does not owe any Indebtedness or similar obligations of any kind to Seller or any of its Affiliates.

Section 2.6. Litigation. There is no Action pending against Seller or any of its Affiliates, or, to the Knowledge of Seller, threatened against Seller or any of its Affiliates, that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on any Seller’s ability to perform its obligations under this Agreement or the other Transaction Documents or to consummate the Transaction prior to the Outside Date.

Section 2.7. Brokers. Neither Seller nor any of its Affiliates has employed or engaged, directly or indirectly, any broker, agent, investment banker, intermediary, financial advisor, finder, or firm acting on behalf of Seller or its Affiliates that is or will be entitled to any brokerage fees, commissions, finder’s fees or any other commission or similar fee, directly or indirectly, from Seller, the Company or the Company Subsidiaries in connection with the execution and delivery of this Agreement or the other Transaction Documents, performance hereunder or thereunder or the consummation of the Transaction.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING

THE COMPANY AND THE COMPANY SUBSIDIARIES

Except as set forth in the disclosure letter delivered by Seller to Purchaser concurrently with the execution and delivery of this Agreement (the “Disclosure Letter”) (it being agreed that disclosure of any item in any schedule, section or subsection of the Disclosure Letter shall be deemed disclosure with respect to any other schedule, section or subsection to the extent that it is reasonably apparent on its face that such disclosure is applicable to such other schedule, section or subsection), Seller represents and warrants to Purchaser as follows:

Section 3.1. Organization; Qualification. Each of the Company and the Company Subsidiaries is a legal entity duly organized, validly existing and, where such concept is recognized, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Purchaser true, accurate and complete copies of the Company Governing Documents and the organizational documents of each Company Subsidiary.

Section 3.2. Capitalization; Subsidiaries.

(a) The authorized share capital of the Company consists of 100 shares of common stock of the Company, which constitute the Shares for purposes of this Agreement. As of the date hereof (the “Capitalization Date”), all such shares were issued and outstanding. All of the outstanding Shares are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any purchase option, call option, right of first refusal or preemptive rights.

(b) As of the date of this Agreement, (x) the Company does not have any shares of capital stock or other securities issued or outstanding other than the Shares, and (y) there are no outstanding subscriptions, options, warrants, puts, calls, rights of first refusal, priorities, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the Company Subsidiaries to (A) issue, transfer or sell any shares in the capital or other equity interests of the Company or any Company Subsidiary, or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a wholly owned Company Subsidiary), (B) grant, extend or enter into any such subscription, option, warrant, put, call, right of first refusal, priority, exchangeable or convertible securities or other similar right, agreement or commitment, or (C) redeem or otherwise acquire any such shares in its capital or other equity interests.

(c) There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interests of the Company or any Company Subsidiary.

(d) Schedule 3.2(d) of the Disclosure Letter sets forth a true, accurate and complete list of (i) the Company Subsidiaries and (ii) the Company’s or any Company Subsidiary’s membership interest, partnership interest, joint venture interest or other equity or voting interest in any other Person, in each case, setting forth the name, the jurisdiction of organization and ownership percentage. All of the outstanding shares of capital stock of, or equity interests in, each of the Company Subsidiaries are duly authorized, validly issued, fully paid, nonassessable and were not issued in violation of any purchase option, call option, right of first refusal or preemptive rights, and all such shares and equity interests are owned of record and beneficially, directly or indirectly, by the Company or another Company Subsidiary free and clear of all Liens, other than restrictions on transfer under applicable securities Laws.

Section 3.3. Authority.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which it is or will be a party and, assuming the representations and warranties set forth in Article IV are true and correct, to consummate the Transaction

(b) The execution and delivery of this Agreement (and each other Transaction Document to which the Company is or will be a party) by the Company has been (or will be, in the case of the Transaction Documents to be executed following the date hereof, upon execution thereof) duly authorized in accordance with the Company Governing Documents.

(c) This Agreement (and each other Transaction Document to which it is or will be a party) has been (or will be, in the case of the Transaction Documents to be executed following the date hereof, upon execution thereof) duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Purchaser, constitute the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Limitations.

Section 3.4. Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the HSR Act and other applicable requirements of any other applicable Antitrust Laws and (ii) FCC Approval, no Governmental Approval is necessary or required, under applicable Law, for the consummation by the Company of the Transaction, except for such Governmental Approvals that, if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Assuming compliance with Section 3.4(a) (including, where relevant, expiration of a waiting period), the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation by the Company of the Transaction, do not and will not (i) result in any violation or breach of, or default (with or without notice, lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, any Contract or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any Company Subsidiaries, (ii) conflict with or violate any provision of the Company Governing Documents or the organizational documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or any of the Company Subsidiaries, or any of their respective properties or assets, other than in the case of clauses (i) and (iii), any such violation, conflict, breach, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5. Financial Statements.

(a) Seller has delivered to Purchaser copies of unaudited consolidated balance sheets and statements of income of the Company and the Company Subsidiaries for the ten-month period ended October 31, 2022 (such financial statements are collectively referred to herein as the “Financial Statements”). The Financial Statements (i) were prepared in accordance with GAAP and (ii) present fairly in all material respects the financial position of the Company and the Company Subsidiaries as of October 31, 2022 and the results of operations of the Company and the Company Subsidiaries for the ten-month period ended October 31, 2022, in accordance with GAAP (except for the absence of footnote disclosures for the periods covered thereby and, where applicable, customary immaterial year-end adjustments). The Financial Statements have been prepared in good faith and based on reasonable assumptions from the accounting records of Seller and its Affiliates in connection with the Transaction and may not necessarily reflect what the financial position and results of operations of the Company and the Company Subsidiaries actually would have been had the Company and the Company Subsidiaries been operated on a standalone basis as of the dates or during the periods presented in the Financial Statements. For the purposes of this Agreement, the unaudited consolidated balance sheets of the Company and the Company Subsidiaries as of October 31, 2022 are referred to as the “Balance Sheets” and October 31, 2022 is referred to as the “Balance Sheet Date.”

(b) Since the Balance Sheet Date, (i) the Company and the Company Subsidiaries have managed their working capital (including timing of collection of accounts receivable and of payment of accounts payable) and deferred revenue amounts in all material respects in the ordinary course of business consistent with past practice and (ii) there has not been any material change in (x) payment terms to any material customer of, or from any material supplier or third party to, the Company or any Company Subsidiary or (y) the manner in which the Company or any Company Subsidiary conducts its business with material customers that would materially affect the level of inventory required to supply material customers, excluding, for the sake of clarity, any change in the quantum of purchase orders.

Section 3.6. No Undisclosed Liabilities.

(a) There are no obligations or liabilities of any nature of the Company or any Company Subsidiary other than obligations and liabilities (i) to the extent reflected or reserved against in the Financial Statements, (ii) incurred in the ordinary course of business since the Balance Sheet Date, (iii) arising from Contracts (none of which results from or was caused by any breach of contract or violation of Law) or (iv) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company and/or any Company Subsidiary, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act), where the purpose or effect thereof is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in any of their financial statements, including the Financial Statements.

Section 3.7. Absence of Certain Changes.

(a) Since the Balance Sheet Date and through the date of this Agreement, there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since the Balance Sheet Date and through the date of this Agreement, except in connection with the process conducted by the Company to consider strategic alternatives, including the sale of the Company and the negotiation, execution and delivery of this Agreement, the business of the Company and the Company Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice.

(c) Since the Balance Sheet Date and through the date of this Agreement, there has not been any action taken with respect to the Company and the Company Subsidiaries that, if taken during the period from the date of this Agreement through the Closing Date without the consent of Purchaser, would constitute a breach of Section 5.1(b)(i), (ii), (iv), (v), (vi), (x), (xi) or (xv) (with respect to the foregoing sections).

Section 3.8. Compliance with Laws; Permits.

(a) Since January 1, 2020, (i) the Company and each Company Subsidiary have been in compliance in all material respects with all Laws applicable to the Company, such Company Subsidiaries, or any of their respective properties or assets and (ii) neither the Company nor any Company Subsidiary has received any notice from any Governmental Authority or any other Person alleging, nor, to the Knowledge of Seller, has any Governmental Authority otherwise threatened, that the Company or any Company Subsidiary or any of their respective properties or assets is in violation with respect to any Laws applicable to it or under investigation with respect thereto.

(b) The Company and each Company Subsidiary is in compliance in all material respects with all applicable Statements of Operating Conditions and FERC Gas Tariffs on file with any Governmental Authority, including FERC.

(c) All material filings required to be made by the Company and the Company Subsidiaries since January 1, 2020 with FERC have been made, including all forms, notices, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied in all material respects, as of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

(d) The Company and the Company Subsidiaries are in possession of all material Permits necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses (the “Company Permits”). All Company Permits are, and since January 1, 2020 have been, valid and in full force and effect and there are no Proceedings pending or, to the Knowledge of Seller, threatened that seek the suspension, revocation or adverse modification of any such Company Permit. The Company and each Company Subsidiary is, and since January 1, 2020 has been, in compliance with each such Company Permit in all material respects.

Section 3.9. Environmental Matters.

(a) (i) The Company and the Company Subsidiaries are now and have been since January 1, 2020 in material compliance with applicable Environmental Laws, (ii) neither the Company nor any Company Subsidiary has Released any Hazardous Substances at any properties owned by it that are currently not in material compliance with applicable Environmental Laws, (iii) neither the Company nor any Company Subsidiary has received since January 1, 2020 any written notices of any material violation of Environmental Laws relating to its operations or properties that are not fully resolved, and (iv) there are no Actions or investigations pending or, to Seller’s Knowledge, threatened against the Company or any Company Subsidiary relating to its noncompliance with or liability under, applicable Environmental Laws.

(b) The Company and each Company Subsidiary has all material Permits required under applicable Environmental Laws (the “Environmental Permits”) to own, lease, and operate its properties and assets and to conduct its business as currently conducted.

(c) Except as would not reasonably be expected to be material, with respect to the Company and each Company Subsidiary (i) each Environmental Permit is in full force and effect in accordance with its terms, (ii) no outstanding written notice of revocation, cancellation or termination of any Environmental Permit has been received by Seller, the Company or any Company Subsidiary, (iii) there are no Actions pending or, to Seller’s Knowledge, threatened that seek the revocation, cancellation or termination of any Environmental Permit, and (iv) the Company and each Company Subsidiary is in compliance with all applicable Environmental Permits.

(d) Seller has provided or otherwise made available to Purchaser any and all material environmental reports, studies, audits, sampling data and site assessments with respect to the Company and the Company Subsidiaries since January 1, 2020.

Section 3.10. Employee Benefit Plans; ERISA.

(a) Schedule 3.10(a) of the Disclosure Letter sets forth a list, as of the date of this Agreement, of each material Company Benefit Plan. With respect to each material Company Benefit Plan, if applicable, the Company has made available to Purchaser true, accurate and complete copies of (i) the plan document and all amendments thereto, (ii) if a Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination, opinion or advisory letter received from the IRS, (iii) the most recent summary plan description (and all summaries of material modifications), (iv) all non-routine communications received from or sent to any Governmental Entity with respect each Company Benefit Plan in the last two (2) years, (v) the financial statements (if any) for each Company Benefit Plan for the two (2) most recent fiscal or Company Benefit Plan years in audited form if required by ERISA, and where applicable, Annual Reports/Returns (Forms 5500) with disclosure schedules, if any, and attachments for each Benefit Plan for the two (2) most recent fiscal or Benefit Plan years and (vi) Company Benefit Plan trust agreements, insurance contracts and other funding documents.

(b) With respect to each Company Benefit Plan: (i) each such Company Benefit Plan has been established, maintained, funded, operated, and administered in material compliance in accordance with its terms and applicable Law, including ERISA and the Code, (ii) there are no pending or, to the Knowledge of Seller, threatened claims (other than claims for benefits in the ordinary course) or Actions that have been asserted or instituted against any Company Benefit Plan and (iii) all reports (including Forms 5500) and filings with a Governmental Entity required in connection with each Company Benefit Plan have been correctly and timely made. Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code and the related trust are the subject of an unrevoked favorable determination or opinion letter from the IRS, and, to the Knowledge of Seller, nothing has occurred since the date of the most recent such determination that would reasonably be expected to adversely affect such qualification. The Company and the Company Subsidiaries do not have any liability (whether or not assessed) for Taxes, penalties or any other liability under Sections 4980B, or 4980D, or 4980H, 6721 or 6722 of the Code. There have been no non-exempt prohibited transactions (as defined in Section 4975 of the Code or Section 406 of ERISA) or any breach of fiduciary duty (as determined under ERISA) with respect to any Benefit Plan that could reasonably be expected to result in a material Tax or penalty on the Company, the Company Subsidiaries or any Company Benefit Plan.

(c) Neither the Company, any Company Subsidiary nor ERISA Affiliate of the Company or the Company Subsidiaries (i) maintains, sponsors or contributes to, or has since January 1, 2017 maintained, sponsored or contributed to, a Benefit Plan that is a “defined benefit plan” (as defined in ERISA Section 3(35)) or otherwise subject to Title IV of ERISA or Sections 412 or 430 of the Code, (ii) has any liability with respect to any “defined benefit plan,” whether or not subject to ERISA, (iii) has an “obligation to contribute” (as defined in ERISA Section 4212) to a Benefit Plan that is a Multiemployer Plan, (iv) has any liability with respect to a “multiple employer plan” (as described in Section 413(c) of the Code or Section 210 of ERISA) or a “multiple employer welfare arrangement” (as defined in Section 3(40)(A) of ERISA) or (v) has any liability, contingent or otherwise, under Title IV of ERISA with respect to a Benefit Plan. Since January 1, 2020, none of the Company or the Company Subsidiaries has any liability or obligation by reason of, at any time, being considered a single employer under Section 414 of the Code with any other Person.

(d) With respect to each Benefit Plan that is subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation and ordinary claims for benefits) under Title IV of ERISA has been or, to the Knowledge of Seller, is expected to be, incurred by the Company, (iii) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such Benefit Plan and the Company and the Company Subsidiaries have not received written notice from the Pension Benefit Guaranty Corporation of its intent to terminate a plan or appoint a trustee, (iv) no “reportable event” within the meaning of Section 4043 of ERISA has occurred and no event described in Sections 4062, 4063 or 4041 of ERISA occurred and (v) the Company has not engaged in a transaction a principal purpose of which was to evade liability under ERISA as contemplated by Section 4069 of ERISA.

(e) Neither the Company nor any Company Subsidiary sponsors, maintains or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment welfare benefits, including life insurance (other than health care continuation coverage as required by Law).

(f) Except as expressly contemplated by this Agreement, the execution and delivery of this Agreement and the consummation of the Transaction will not (either alone or in combination with another event) (i) result in any payment from the Company or any of the Company Subsidiaries becoming due, or increase the amount of any compensation due, to any current or former Service Provider, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment (including the funding of a trust) or vesting of any compensation or benefits from the Company or any of the Company Subsidiaries to any current or former Service Provider or (iv) limit or restrict the right to merge, amend, terminate or transfer the assets of any Company Benefit Plan on or following the Closing Date. Without limiting the generality of the foregoing, no amount payable to any current or former Service Provider (whether in cash or property or as a result of accelerated vesting) as a result of the execution of this Agreement or the consummation of the Transaction (either alone or together with any other event) under any Company Benefit Plan or other compensation arrangement would be nondeductible under 280G of the Code. Neither the Company nor any of the Company Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Taxes incurred by such Service Provider under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(g) All contributions, premiums, and other payments due from the Company or any of the Company Subsidiaries required by Law or any Benefit Plan have been timely made under any such plan to any fund, trust, or account established thereunder or connection therewith by the due date thereof and all contributions for any period ending on or before the Closing Date that are not yet due have been made or have been or will be properly accrued for in the books and records of the Company and the Company Subsidiaries.

(h) Each plan, program, agreement or arrangement of the Company or any of the Company Subsidiaries that is or forms part of a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been administered, documented, and maintained in accordance with Section 409A of the Code.

Section 3.11. Labor Matters.

(a) The Company, the Company Subsidiary, Seller and its Affiliates are not, and have not been since January 1, 2020, parties to any Collective Bargaining Agreements. Since January 1, 2020, no employees of the Company, the Company Subsidiaries, the Seller, or its Affiliates are represented by any labor union, works council or any other labor organization with respect to their employment. Since January 1, 2020, there have been no pending strikes, lockouts, slowdowns, work stoppages, unfair labor practices, grievances or other labor disputes with respect to any employees of the Company or the Company Subsidiaries, and to the Knowledge of the Company, none are threatened.

(b) Since January 1, 2020, the Company and the Company Subsidiaries have not received any written notification of any grievances, complaints or charges under any dispute resolution procedure (including, but not limited to, any proceedings under any dispute resolution procedure under any Collective Bargaining Agreement or labor agreement) that have not been dismissed.

(c) Since January 1, 2020 through the date of this Agreement, the Company and the Company Subsidiaries have not received notice of pending or threatened changes of employment or service status with respect to (including, without limitation, resignation of) the senior management of the Company and the Company Subsidiaries.

(d) There is no pending or, to the Knowledge of Seller, threatened proceedings alleging violations of any labor or employment law, including claims of unfair labor practice, employment discrimination, wrongful terminations or similar matters, against the Company or the Company Subsidiaries relating to the employment or engagement of Service Providers, except as would not reasonably be expected to be material and adverse to the Company and the Company Subsidiaries. Since January 1, 2020, there has not been any act or allegation of sex-based discrimination, sexual harassment or sexual misconduct, or breach of any policy of the Company or the Company Subsidiaries relating to the foregoing, in each case, involving the Company and the Company Subsidiaries and Service Providers, nor has the Company and the Company Subsidiaries and Service Providers entered into any settlement agreement related to allegations of sexual harassment or misconduct by any such Person.

(e) There has been no “mass layoff” or “plant closing” as defined in the WARN Act with respect to any site of employment or facility of the Company or the Company Subsidiaries in the last six (6) months.

(f) To the Knowledge of Seller, no current or former Service Provider is in any material respect, in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation: (i) owed to the Company or the Company Subsidiaries or (ii) owed to any third party with respect to such Person’s right to be employed or engaged by the Company or the Company Subsidiaries.

(g) Since January 1, 2020, the Company and the Company Subsidiaries have been in material compliance in all respects with all applicable Laws with respect to employment and labor, including, but not limited to, Laws relating to wages, hours, overtime, collective bargaining, equal employment opportunities, fair employment practices, plant closures (including the WARN Act), employee lay-offs, harassment, retaliation, hiring, promotion and termination of employees, working conditions, leaves of absence, paid sick leave, classification of service providers, unemployment insurance, employment discrimination, safety and health, immigration status (including the completion of Form I-9 for all employees and the proper confirmation of employee visa), and workers’ compensation.

Section 3.12. Certain Business Practices. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2020, neither the Company nor any Company Subsidiary, or, to the Knowledge of Seller, any other third party, in each case, acting on behalf of the Company or any Company Subsidiary, has taken any action in violation of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any other applicable anti-bribery or anti-corruption related provisions in criminal and anti-competition laws (collectively, “Anti-Corruption Laws”). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2020, neither the Company nor any Company Subsidiary has been subject to any actual, pending, or threatened Action, or made any voluntary disclosures to any Governmental Authority, involving the Company or any Company Subsidiary in any way relating to applicable Anti-Corruption Laws. The Company and the Company Subsidiaries are in compliance with all Export Control Laws applicable to their export and import transactions, except for such non-compliance that would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.13. Tax Matters. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole: (a) (a)(i) All income and other material Tax Returns required to be filed by each of the Company and the Company Subsidiaries have been timely filed (taking into account any granted extension of time within which to timely file), (ii) all income and other material Tax Returns are true, correct and complete in all material respects and (iii) all income and other material Taxes of the Company and the Company Subsidiaries (whether or not shown as due and payable on any Tax Returns) have been timely paid;

(b) (i) There are no audits or examinations of any Tax Return of the Company or any Company Subsidiary pending and neither the Company nor any Company Subsidiary has received written notice of any such audit or examination and (ii) no claim for unpaid Taxes has been asserted in writing against the Company or any of the Company Subsidiaries by a Governmental Authority, other than any such claim that has been resolved;

(c) Each of the Company and the Company Subsidiaries have complied in all material respects with all provisions of Tax Law relating to withholding of Taxes (including with respect to Taxes required to be withheld in connection with any amounts paid or owing to any supplier, independent contractor, creditor, equity holder or other third party and timely paying over such amounts to the appropriate Governmental Authority) and information reporting with respect thereto;

(d) No deficiencies for any Taxes have been proposed, asserted or assessed in writing by any Governmental Authority against the Company or any Company Subsidiary that are still pending, except for deficiencies which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP;

(e) Neither the Company nor any of the Company Subsidiaries has consented to extend the time in which any Tax may be assessed or collected by any Tax authority other than consents with respect to periods that have passed

(f) Neither the Company nor any of the Company Subsidiaries is a party to, or will remain liable after the Closing Date for any liability under, any agreement providing for the allocation or sharing of Taxes, except for any such agreements that (i) are solely between the Company and any of the Company Subsidiaries (other than the JV Company), (ii) will terminate with respect to the Company and the Company Subsidiaries as of the Closing or (iii) are entered into in the ordinary course of business (not involving a sale of an entity or material asset), the principal subject of which is not matters relating to Taxes;

(g) Neither the Company nor any of the Company Subsidiaries (i) is, or during any taxable period for which the period of assessment or collection remains open has been, a member of any affiliated, consolidated, combined, unitary or similar group (other than any such group the common parent of which is Seller) or (ii) has any Liability for Taxes of any Person (other than the Company Subsidiaries and the members of the consolidated group the common parent of which is Seller) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. Law.

(h) Within the last two years, neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Sections 355 or 361 of the Code.

(i) Neither the Company nor any of the Company Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date; (iii) any installment sale or open transaction made on or prior to the Closing Date; (iv) any prepaid amount or advance payments received or deferred revenue received or accrued on or prior to the Closing Date;

or (v) any intercompany transaction or excess loss amount, in each case, described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law). Neither the Company nor any of the Company Subsidiaries is or will be required to include any adjustment in taxable income for any Tax period pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or non-U.S. Law as a result of transactions or events occurring, or accounting methods employed, prior to the date of this Agreement.

(j) There are no Liens for Taxes upon any of the assets of the Company or any Company Subsidiary, other than Permitted Liens.

(k) Schedule 3.13(k) of the Disclosure Letter lists (i) the entity classification of the Company and each Company Subsidiary for U.S. federal income Tax purposes, as of the date hereof and as of the Closing Date, and (ii) each entity classification election and change in entity classification that has been made under Treasury Regulation Section 301.7701-3 with respect to the Company and each Company Subsidiary for U.S. federal income Tax purposes.

(l) Neither the Company nor any of the Company Subsidiaries, nor Seller or any of its Affiliates with respect to the Company or any Company Subsidiary, has sought any relief under, or taken any action in respect of, any provision of the CARES Act related to Taxes (including, but not limited to, the delaying of any payments in respect of payroll Taxes under Section 2302 thereof).

(m) Other than the Company’s ownership in its Subsidiaries, neither the Company nor any Company Subsidiary owns directly or indirectly an interest in a corporation, association, joint venture, partnership, limited liability company or other “business entity” within the meaning of Treasury Regulations Section 301.7701-2(a).

(n) No claim has been made by Governmental Authority in a jurisdiction in which the Company or any Company Subsidiary does not file a particular type of Tax Return (or pay a particular type of Tax) that the Company or any Company Subsidiary, as applicable, is or may be required to file such type of Tax Return with (or pay such type of Tax to) that Governmental Authority.

(o) Neither the Company nor any Company Subsidiary has participated in any “reportable transaction” as defined in Section 6707A of the Code or Treasury Regulation Section 1.6011-4 (or any predecessor provision) or any similar provision of foreign, state or local Law.

(p) A valid election under Section 754 of the Code is in effect for the JV Company.

Section 3.14. Litigation; Orders.

(a) Since January 1, 2020, there has been no Action pending or, to the Knowledge of Seller, threatened against the Company or any of the Company Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of Seller, there are no investigations pending or threatened against the Company or any of the Company Subsidiaries by any Governmental Authority that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary or any of their respective assets, properties or rights is a party to or subject to the provisions of any Order that restricts the manner in which the Company or any Company Subsidiary conduct their businesses in any material respect, is otherwise material to the Company and the Company Subsidiaries, taken as a whole, or that would reasonably be expected, individually or in the aggregate, to prevent, materially impair or materially delay Seller’s, the Company’s or any Company Subsidiary’s ability to perform or comply with its obligations under this Agreement and each other Transaction Agreement to which it is or will be a party or consummate the transactions contemplated hereby or thereby.

Section 3.15. Intellectual Property.

(a) Schedule 3.15(a) of the Disclosure Letter sets forth a true and complete list of all items of Registered Company Intellectual Property that are (i) issued Patents and pending Patent applications; (ii) Trademark registrations and applications for registration thereof; (iii) Copyright registrations and applications for registration thereof; and (iv) domain name registrations, specifying as to each such registration or application, as applicable, (A) the owner of such item (and, with respect to any and all domain name registrations, the applicable registrar), (B) each jurisdiction in which such item is issued or registered or in which any application for issuance or registration has been filed, (C) the respective issuance, registration, or application number of such item and (D) the date of application and issuance or registration of such item.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary owns and possesses, free and clear of any Liens (except for Permitted Liens), all right, title and interest in and to, or has valid, enforceable and sufficient rights and licenses to use all Intellectual Property used or held for use in, or otherwise necessary for, the conduct of the businesses of the Company and the Company Subsidiaries as of the date of this Agreement. None of the Registered Company Intellectual Property has been adjudged invalid or unenforceable in whole or part, and all Registered Company Intellectual Property is valid, subsisting and enforceable. The Company and the Company Subsidiaries have taken all reasonable actions to maintain, protect and enforce the Company Owned Intellectual Property and their rights in the Licensed Intellectual Property. The Company and the Company Subsidiaries have paid all registration, maintenance and renewal fees and have made all filings required to maintain their ownership of, and the validity and enforceability of, the Registered Company Intellectual Property.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated by this Agreement will (i) alter, encumber, impair or extinguish any Company Owned Intellectual Property or Licensed Intellectual Property or (ii) constitute a material breach of or default under any instrument, license or other Contract pursuant to which the Company or a Company Subsidiary grants to any third party any rights in, to, or under any Company Owned Intellectual Property or pursuant to which the Company or a Company Subsidiary receives any licenses in, to, or under any third-party Intellectual Property. There exist no material restrictions on the disclosure, use, license or transfer of the Company Owned Intellectual Property.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any of the Company Subsidiaries nor the conduct of their respective businesses have infringed, misappropriated or otherwise violated, or are infringing, misappropriating or otherwise violating, any Intellectual Property of any Person. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, there is no Action pending or threatened in writing, as of the date hereof, against the Company or any of the Company Subsidiaries that challenges the legality, validity, enforceability, registrations or the Company’s or any of the Company Subsidiaries’ ownership of any item of Company Owned Intellectual Property.

(e) Neither the Company nor any of the Company Subsidiaries has received any written complaint, claim, demand or notice since January 1, 2020 alleging any infringement, misappropriation or other violation by the Company or any Company Subsidiary of any third-party Intellectual Property. Neither the Company nor any of the Company Subsidiaries have been found by any court or Governmental Authority of competent jurisdiction to have infringed, misappropriated or violated any Intellectual Property of any third party in the past thirty-six (36) months. To the Knowledge of Seller, as of the date of this Agreement, no Person has infringed, misappropriated or otherwise violated any Company Owned Intellectual Property, and no such claims are pending or threatened in writing against any Person by the Company or any Company Subsidiary.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have taken commercially reasonable measures in accordance with best industry practice to maintain, enforce and protect the confidentiality of all Company Owned Intellectual Property the value of which is contingent upon maintaining the confidentiality thereof, and no such Company Owned Intellectual Property has been disclosed other than to employees, representatives and agents of the Company and the Company Subsidiaries, all of whom are bound by written and enforceable confidentiality agreements. All current and former employees and independent contractors who create or contribute to Company Owned Intellectual Property have assigned to the Company or one of the Company Subsidiaries in writing all of their rights therein that did not initially vest with the Company or any of the Company Subsidiaries by operation of law.

(g) The IT Systems operate and perform in a manner that permit the Company and the Company Subsidiaries to conduct their respective businesses as currently conducted. The Company and the Company Subsidiaries have taken all reasonable actions, consistent with best industry standards, to protect the confidentiality, integrity and security of the IT Systems (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable (i) disaster avoidance and recovery plans, procedures and facilities, (ii) data backup procedures, (iii) business continuity procedures and (iv) encryption and other security protocol technology. Since January 1, 2020, neither the Company nor any of the Company Subsidiaries has experienced any material disruption in or to the operation of the Company’s or any Company Subsidiary’s respective businesses as a result of any failure or defect in any part of the IT Systems. There has been no breach or unauthorized use, access, interruption, modification or corruption of any IT Systems (or any information or transactions stored or contained therein or transmitted thereby).

(h) The Company and the Company Subsidiaries have at all times complied, and are currently in compliance, in all material respects with all (i) applicable Privacy Laws and all restrictions and requirements contained in any Contract to which the Company or any Company Subsidiary is bound, in each case relating to (A) the privacy of the users of the products, services and websites of the respective businesses of the Company and the Company Subsidiaries as currently conducted and as proposed to be conducted or (B) the privacy, collection, maintenance, processing, use, sale, storage, protection, retention, deletion, sharing or transfer of any Personal Information and other confidential data or information collected, processed or stored by or on behalf of the Company or any Company Subsidiary and (ii) any rules, policies, procedures, requirements and programs established by Company or any Company Subsidiary with respect to the foregoing.

(i) There has been no loss, damage, or unauthorized access, acquisition, use, disclosure, modification, other misuse, or breach of security of Personal Information maintained by or on behalf of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has received since January 1, 2020 any written notice or other communication from any Governmental Body or Person regarding any actual or alleged violation of, or failure to comply with, applicable Privacy Laws or contractual obligations regarding or involving Personal Information. No Person has brought, or, to the Knowledge of Seller, has threatened to bring, any Action against the Company or any Company Subsidiary (i) regarding the loss of or unauthorized (or the alleged loss of or unauthorized) use, disclosure or transfer of Personal Information, (ii) relating to the Company’s or any Company Subsidiary’s protection, storage, use, and disclosure of Personal Information or (iii) otherwise relating to or arising as a result of actual or alleged non-compliance with or violation of any applicable Law or Contract relating to the privacy, collection, maintenance, processing, use, sale, storage, protection, retention, deletion, sharing or transfer of Personal Information, and, to the Knowledge of Seller, no facts or circumstances exist that might give rise to any such Action.

(j) The transactions contemplated by this Agreement and the other Transaction Documents will not breach any Privacy Law or Contract or any of the rules, policies, procedures, requirements or programs referred to in Section 3.15(h).

Section 3.16. Real Property.

(a) Subject to enforceability, bankruptcy, insolvency and other Law of general applicability relating to or affecting creditors’ rights and to general equity principles, each lease, sublease and similar agreement under which the Company or a Company Subsidiary is the tenant, subtenant or occupant (each, a “Real Property Lease” and collectively, the “Real Property Leases”) with respect to material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or a Company Subsidiary (collectively, including the improvements thereon, the “Leased Property”) is valid and binding on the Company or the Company Subsidiary party thereto, and, to the Seller’s Knowledge, each other party thereto, and is in full force and effect. There is no uncured material default of any material provision of any Real Property Lease by the Company or any applicable Company Subsidiary or, to the Knowledge of Seller, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by such Company or Company Subsidiary or, to the Knowledge of Seller, by any other party thereto, in each case except for such defaults and events that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company or Company Subsidiary, as applicable, have good and marketable title to all real property currently owned or purported to be owned by such entities (each, a “Company Owned Property” and collectively, the “Company Owned Properties”) free and clear of all Liens (other than Permitted Encumbrances), except where absence of good and marketable title or any such Lien has not had and would not reasonably be expected to be material. The Company and each Company Subsidiary, as applicable, own or have such consents, easements, rights-of-way, permits, licenses or similar non-possessory interests with respect to any real property (collectively, “Rights-of-Way”) as are necessary to conduct its business as currently conducted, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to be material. All pipelines owned or operated by the Company or any Company Subsidiary are subject to Rights-of-Way, there are no material encroachments or encumbrances or other Rights-of-Way that affect the use thereof as currently used and there are no gaps in coverage in the Rights-of-Way that are material for such pipelines.

(c) The Company and each Company Subsidiary have the necessary rights with respect to their Leased Real Property and Company Owned Property and under their Rights-of-Way to conduct their businesses as currently conducted.

Section 3.17. Material Contracts.

(a) Except for this Agreement, any Company Benefit Plans and any Contracts between or among the Company or any Company Subsidiary, Schedule 3.17(a) of the Disclosure Letter sets forth as of the date hereof a true, accurate and complete list of the following Contracts (other than purchase orders and invoices, and other than Contracts that are no longer in effect) to which the Company or any Company Subsidiary is a party or otherwise bound as of the date of this Agreement (each such Contract listed or required to be so listed, and each of the following Contracts to which the Company or any Company Subsidiary becomes a party or by which it becomes bound after the date of this Agreement (other than Contracts that are no longer in effect), a “Material Contract”):

(i) any Contract involving annual expenditures or revenues in excess of $1,000,000;

(ii) any Contract (A) for the gathering, compression, collection, storage, processing, injection, withdrawal or transportation of natural gas or the provision of services related thereto or (B) containing dedications or volumes commitments, in each case, involving annual expenditures or revenues in excess of $1,000,000;

(iii) any joint venture, partnership or other similar Contract or arrangement, other than any such Contract or arrangement solely among the Company and the Company Subsidiaries;

(iv) any Contract providing for Indebtedness of the Company or any Company Subsidiary in excess of $1,000,000 or pursuant to which the Company or any Company Subsidiary guarantees any Indebtedness of any other Person in excess of $1,000,000;

(v) any Contract relating to the acquisition or disposition of any material entity, business or assets (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which the Company or any Company Subsidiary has (A) any material continuing financial obligations, (B) any material indemnification obligations or (C) any “earn-out” or similar contingent payment obligations;

(vi) any Contract that (A) contains any covenant that expressly limits the ability of the Company or any Company Subsidiary to engage in any line of business, compete with any Person or conduct activities in any geographic area or (B) grants to any third party a right of first refusal, first offer or first negotiation or a call or put right with respect to any asset, right or property of the Company or any Company Subsidiary;

(vii) any Contract that is between the Company or a Company Subsidiary, on the one hand, and any director, officer or shareholder holding five percent (5%) or more of the voting power of the Common Stock, on the other hand, other than (A) any employee agreements, (B) relating to transactions conducted on an arm’s-length basis or (C) any agreements with consideration of less than $250,000;

(viii) any Contract with a Governmental Authority (other than Real Property Leases or Rights of Way);

(ix) any Contract with respect to Intellectual Property under which the Company or any Company Subsidiary (A) grants a license or covenant not to sue to any third party with respect to any Company Owned Intellectual Property (in each case, other than non-exclusive licenses granted in the ordinary course of business) or (B) is granted a license or covenant not to sue with respect to the Intellectual Property of third parties (in each case, other than (i) non-disclosure agreements or (ii) non-exclusive licenses to commercially available or open source Software on customary or standard terms with annual fees of less than $100,000 entered in the ordinary course of business);

(x) any Collective Bargaining Agreement or other Contract with any labor union;

(xi) any Contract with any officer or employee of the Company or a Company Subsidiary or relating to any loan from the Company or the Company Subsidiaries to any loan from the Company or a Company Subsidiary to any of the officers or directors of the Company and the Company’s Subsidiaries; and

(xii) any Contract for lease of equipment involving annual aggregate payments in excess of $250,000;

(xiii) any Contract that imposes a material “most favored nation” provision on the Company or any Company Subsidiary; or

(xiv) any Contract related to any settlement of any material Action.

(b) A true, correct and complete copy of each Material Contract has been made available to Purchaser prior to the date of this Agreement; provided that only a summary of the material terms of the Contracts described in clause (a)(i) and (ii) above that are in the contract management database maintained by the Company has been made available to the Purchaser prior to the date of this Agreement (it being understood that if any such Contracts are also disclosed pursuant to any other section of this Section 3.17(a), then true, correct and complete copies of such Contracts have been provided to Purchaser prior to the date of this Agreement). Each Material Contract is a valid and binding agreement of the Company and/or the applicable Company Subsidiary and each other party thereto and is in full force and effect, and neither the Company nor any Company Subsidiary, nor to the Knowledge of Seller any other party thereto, is in breach of or default under the terms of any Material Contract and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such Material Contract by the Company or any Company Subsidiary or, to Seller’s knowledge, any other party thereto or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, in each case except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, there are no disputes pending with respect to, or ongoing renegotiation of, any Material Contract.

Section 3.18. Assets.

(a) Assuming all consents and approvals of third parties and Governmental Authorities are obtained, the property, assets and rights held by the Company and the Company Subsidiaries as of the date of this Agreement, together with the services provided to the Company and the Company Subsidiaries (i) pursuant to the Prior Transition Services Agreement and (ii) by Seller, constitute all of the properties, assets and rights necessary for conduct of the businesses of the Company and the Company Subsidiaries in the manner conducted as of the date of this Agreement.

(b) Assuming all consents and approvals of third parties and Governmental Authorities are obtained, the property, assets and rights held by the Company and the Company Subsidiaries as of the Closing, together with the services to be provided to the Company and the Company Subsidiaries pursuant to the Transition Services Agreement, constitute all of the properties, assets and rights necessary for the conduct of the businesses of the Company and the Company Subsidiaries in the manner currently conducted and in the manner conducted immediately prior to the Closing.

Section 3.19. Insurance. Copies of all material fire, theft, casualty, general liability, workers compensation, business interruption, environmental impairment, product liability, automobile and other insurance policies maintained by the Company and the Company Subsidiaries or maintained by Seller or its Affiliates (other than the Company and the Company Subsidiaries) for the benefit of the Company and the Company Subsidiaries as of the date hereof (collectively, the “Insurance Policies”) have been previously made available by Seller to Purchaser, which copies are true, accurate and complete in all respects, and all premiums under the Insurance Policies that are due and payable have been paid in full. Each Insurance Policy is valid, binding and in full force and effect. Neither the Company nor any Company Subsidiary is in breach of any Insurance Policy in any respect and since January 1, 2020 neither the Company nor any Company Subsidiary has received any written notice of cancellation or non-renewal of, premium increase with respect to, or alteration of coverage under any Insurance Policy. Since January 1, 2020, none of the Company, the Company Subsidiaries, Seller or any of its Affiliates has received written notice disclaiming coverage or reserving rights with respect to a particular claim or any Insurance Policy in general.

Section 3.20. Related Party Transactions; Affiliate Relationships. Except as described on Schedule 3.20 of the Disclosure Letter (each of the Contracts or transactions set forth or required to be set forth, “Intercompany Contracts”), no present or former member, equityholder, controlling person, manager, Representative, Affiliate (other than the Company or any Company Subsidiary), general or limited partner, or investor of the Company or any of the Company Subsidiaries or any present or former direct or indirect member, equityholder, controlling person, manager, Representative, Affiliate (other than the Company or any Company Subsidiary), general or limited partner, investor or assignee of, or any Person controlled by, any of the foregoing (collectively, “Related Parties”): (i) has any interest in or right to any asset, real or personal, owned or leased by the Company or any of the Company Subsidiaries or used in connection with its business; or (ii) has been engaged in or has held any equity interests or other financial or profit interest in a Person that has been engaged in, any transaction, agreement, Contract, commitment, arrangement or understanding with respect to the Company or any of the Company Subsidiaries or the businesses thereof (other than payments made to, and other compensation provided to, employees, officers and directors (or equivalent) in the ordinary course of business consistent with past practice in such Persons’ capacity as such). As of the Closing, except as provided in Section 5.16, all Intercompany Contracts and all liabilities between the Company and the Company Subsidiaries, on the other hand, and any Related Party, on the other hand, have been settled or terminated in a manner such that all liabilities related thereto have been discharged, released or paid in full and there is no continuing liability to the Company or any Company Subsidiary (or Purchaser or any of its Affiliates) on or after the Closing.

Section 3.21. Credit Support Obligations. Schedule 3.21 of the Disclosure Letter (the “Credit Support Obligations Schedule”) lists as of the date hereof all bonds, letters of credit, guarantees and other similar credit support arrangements and other Credit Support Obligations maintained by Seller, the Company or the Company Subsidiaries with respect to the Company’s and the Company Subsidiaries’ assets or businesses. A copy of each Contract set forth on the Credit Support Obligations Schedule, which such copy is true, correct and complete in all respects, has been made available to Purchaser.

Section 3.22. Bank Accounts. Schedule 3.22 of the Disclosure Letter sets forth as of the date hereof a true and complete list showing (a)(i) all financial accounts and instruments, bank accounts, safety deposit boxes, and lock boxes maintained by the Company and the Company Subsidiaries, (ii) the type and account number of each such account and (iii) the names of Persons authorized as signatories thereon or to act or deal in connection therewith and (b) the names of all Persons, if any, holding powers of attorney from the Company or its Subsidiaries and a summary statement of the terms thereof.

Section 3.23. Books and Records. Since January 1, 2022, the Company and the Company Subsidiaries have retained, in all material respects, corporate documentation, books and records, financial statements, documentation of Material Contracts, regulatory permits and related supporting information and technical documentation, whether recorded in written form, electronic media or other format.

Section 3.24. Finders and Brokers. Neither the Company nor any Company Subsidiary has employed any investment banker, broker or finder in connection with the Transaction who is entitled to any fee or any commission in connection with this Agreement, the other Transaction Documents or upon consummation of the Transaction.

Section 3.25. No Other Representations. Except for the representations and warranties expressly made by Seller in this Article III or any other Transaction Document, neither Seller, the Company, any of the Company Subsidiaries, nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company, the Company Subsidiaries, or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or any other matter or the accuracy or completeness of any information regarding the Company, the Company Subsidiaries, or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or any other matter made available to Purchaser in any “data rooms,” “virtual data rooms” or management presentations or any other form in expectation of, or in connection with, this Agreement, the other Transaction Documents or the Transaction. Seller, the Company and the Company Subsidiaries disclaim any other representations or warranties, whether made by Seller the Company, any of the Company Subsidiaries, or any other Person.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Purchaser represents and warrants to Seller as follows:

Section 4.1. Organization; Qualification. Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement, each other Transaction Document to which it is or will become a party or to consummate the Transaction prior to the Outside Date.

Section 4.2. Authority.

(a) Purchaser has requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which it is or will become a party, to perform its obligations hereunder and thereunder and to consummate the Transaction. The execution, delivery and performance of this Agreement (and each other Transaction Document to which Purchaser is or will become a party) and the consummation by Purchaser of the Transaction have been (or will be, in the case of the Transaction Documents to be executed following the date hereof, upon execution thereof) duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement, the other Transaction Documents or to consummate the Transaction prior to the Outside Date.

(b) This Agreement (and each other Transaction Document to which it is or will be a party) has been (or will be, in the case of the Transaction Documents to be executed following the date hereof, upon execution thereof) duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery hereof by Seller and the Company, constitute the valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Limitations.

Section 4.3. Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the HSR Act and other applicable requirements of other applicable Antitrust Laws and (ii) the Required Consents, no Consent or Permit of, or filing with or notification to, any Governmental Authority is necessary or required, under applicable Law, for the consummation by Purchaser of the Transaction, except for such Consents or Permits or filings or notifications that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement or to consummate the Transaction prior to the Outside Date.

(b) Assuming compliance with Section 4.3(a) (including, where relevant, expiration of a waiting period), the execution, delivery and performance by Purchaser of this Agreement do not, and the performance hereunder and thereunder and the consummation of the Transaction, do not and will not (i) result in any violation or breach of, or default (with or without notice, lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, any Contract or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Purchaser or its Subsidiaries, (ii) conflict with or violate any provision of the organizational documents of Purchaser or (iii) conflict with or violate any Laws applicable to Purchaser or its Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i) and (iii), any such violation, conflict, breach, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement or to consummate the Transaction prior to the Outside Date.

Section 4.4. Compliance with Law. Purchaser each of its Subsidiaries are in compliance with and are not in default under or in violation of any Laws applicable to Purchaser, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement or to consummate the Transaction prior to the Outside Date.

Section 4.5. Litigation. As of the date of this Agreement, there is no Action pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of its Affiliates that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement or to consummate the Transaction prior to the Outside Date. To the Knowledge of Purchaser, there are no investigations pending or threatened against Purchaser or any of its Affiliates by any Governmental Authority that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement or to consummate the Transaction prior to the Outside Date.

Section 4.6. Financing. Purchaser has available as of the date of this Agreement, and will have available to them at all times through the Closing, all funds necessary to satisfy all of its obligations hereunder, including to pay the aggregate Estimated Purchase Consideration, any amounts required pursuant to Section 1.6(e) and all other amounts payable under or in connection with this Agreement, including the fees and expenses of Purchaser. In no event shall the receipt or availability of any funds or financing by Purchaser or any other financing be a condition to any of Purchaser’s obligations hereunder.

Section 4.7. Solvency. Purchaser is not entering into the Transaction with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any Company Subsidiary. Purchaser is Solvent as of the date of this Agreement, and Purchaser will, after giving effect to the Transaction, and the payment of the Estimated Purchase Consideration and all other amounts that may be required to be paid by Purchaser pursuant to this Agreement (if any), the payment of all other amounts that may be required to be paid in connection with the consummation of the Transaction and the payment of all related fees and expenses (if any), be Solvent at and after the Closing Date. As used in this Section 4.7, the term “Solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Purchaser (and, after the Closing, the Company and the Company Subsidiaries) (on a consolidated basis) and of each of them (on a stand-alone basis) will exceed their debts, (b) each of Purchaser and, after the Closing, the Company and the Company Subsidiaries (on a consolidated basis) and each of them (on a stand-alone basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature, and (c) each of Purchaser (and, after the Closing, the Company and the Company Subsidiaries) (on a consolidated basis) and each them (on a stand-alone basis) has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.7, “debt” means any liability on a claim, and “claim” means any (i) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 4.8. Finders and Brokers. Except for any fees or commissions which will be paid by Purchaser, neither Purchaser nor any of its Affiliates has employed any investment banker, broker or finder in connection with the Transaction who is entitled to any fee or any commission in connection with this Agreement, the other Transaction Documents or upon consummation of the Transaction.

Section 4.9. No Other Representations. Purchaser acknowledges that it has conducted its own independent investigation and analysis of the Company, the Company Subsidiaries, and their respective businesses, operations, assets, liabilities, results of operations, conditions (financial or otherwise) and prospects, it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company and the Company Subsidiaries that it and its Representatives have desired or requested to review for such purpose, and, in making its determination to enter into this Agreement and proceed with the Transaction, it has relied on its own independent investigation. Purchaser acknowledges and agrees that, except for the representations and warranties contained in Articles II and III or in any other Transaction Document, neither Seller, the Company, any Company Subsidiary, nor any other Person (a) makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Seller, the

Company, the Company Subsidiaries, including with respect to their respective businesses, operations, assets, liabilities, conditions (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or any other matter or the accuracy or completeness of any information regarding the Company, the Company Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects or any other matter made available to Purchaser in any “data rooms,” “virtual data rooms” or management presentations or any other form in expectation of, or in connection with, this Agreement, the other Transaction Documents or the Transaction, or (b) will be liable to Purchaser in respect of the accuracy or completeness of any such information. Purchaser specifically disclaims that it is relying upon or has relied upon, or is entitled to rely upon, or will rely upon, any such other representations or warranties that may have been made by any Person (written or oral) or any such information, and acknowledges and agrees that the Company and the Company Subsidiaries have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties made by any Person. Purchaser specifically disclaims any obligation or duty by Seller or the Company to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties set forth in Articles II and III or any other Transaction Document. Purchaser is acquiring the Shares and the Company subject only to the specific representations and warranties set forth in Articles II and III and in any other Transaction Document.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1. Interim Operations.

(a) From the date of this Agreement until the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Article VII (the “Pre-Closing Period”), except (1) as set forth in Schedule 5.1(a) of the Disclosure Letter, (2) as required by applicable Law or as expressly required by any Material Contract, (3) as expressly required by this Agreement, (4) as required by any COVID-19 Measures, or (5) as approved by Purchaser (such approval not to be unreasonably withheld, conditioned or delayed) (clauses (1) through (5), collectively, the “Permitted Actions”), the Company shall, and shall cause each Company Subsidiary (and with respect to the JV Company, solely to the extent that Company or any other Company Subsidiaries, pursuant to the JV Company’s organizational documents, are permitted to cause the JV Company) to (A) conduct their business in all material respects in the ordinary course and (B) (I) use its and their commercially reasonable efforts to preserve intact its present business organization, including using commercially reasonable efforts to keep available the services of its directors, officers and employees, (II) use its and their commercially reasonable efforts to maintain in effect all of its material Permits and Insurance Policies, (III) use commercially reasonable efforts to make capital expenditures in accordance with the maintenance capital expenditure plan and capital expenditures in accordance with the growth capital expenditure plan, in each case as set forth in Schedule 5.1(a)(B)(III) of the Disclosure Letter (the “Capex Budget Schedule”), (IV) use its and their reasonable best efforts to maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it and (V) manage its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course of business consistent with past practice. Notwithstanding the foregoing, to the extent the Company is prohibited from taking any action under Section 5.1(b) that shall not be deemed a breach of this Section 5.1(a).

(b) Without limiting the generality of the foregoing, during the Pre-Closing Period, except for the Permitted Actions, the Company shall not, and shall cause the Company Subsidiaries (and with respect to the JV Company, solely to the extent that Company or the other Company Subsidiaries, pursuant to the JV Company’s organizational documents, are permitted to cause the JV Company) not to:

(i) (A) amend, permit any waiver or grant any consent under the Company Governing Documents, or (B) amend, permit any waiver or grant any consent under the certificate of incorporation, bylaws or similar organizational documents of any Company Subsidiary or (C) create any Subsidiary;

(ii) split, combine, reduce or reclassify any capital stock or other equity interest, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of any capital stock or other equity interest in the Company or any Company Subsidiary;

(iii) except as required by any Benefit Plan or Collective Bargaining Agreement, (A) increase the compensation or benefits payable or to become payable to any of its employees, directors or executive officers of the Company or a Company Subsidiary, other than annual increases made in the ordinary course to employees that are not executive officers (provided that no individual employee’s annual increase in compensation exceeds 3.5%), (B) enter into or amend any employment, severance or retention agreement with any of its employees, directors or executive officers of the Company or a Company Subsidiary (except in connection with the hire of an executive officer or employee permitted pursuant to clause (xiv) below), (C) establish, adopt, enter into, amend or terminate any Benefit Plan or materially increase the cost to the Company, in the aggregate, of maintaining such Benefit Plan or (D) enter into or amend any Collective Bargaining Agreement;

(iv) make any material change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC rule or policy;

(v) enter into agreement providing for the acquisition (by merger, consolidation, purchase of stock or assets or otherwise) of any entity, business or assets that constitute a business or division of any Person, or all or substantially all of the assets of any Person, except for transactions among the Company and one or more Company Subsidiaries or among wholly owned Company Subsidiaries;

(vi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(vii) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units;

(viii) redeem, repurchase, prepay (other than prepayments of revolving loans and any Intercompany Contracts), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness for borrowed money, except for (A) performance bonds issued and maintained by the Company or the Company Subsidiaries in the ordinary course of business consistent with past practice, (B) incurrence of (i) debt for borrowed money not to exceed $50,000,000 in aggregate principal amount outstanding at any time incurred by the Company or any of the Company Subsidiaries from Persons other than Seller and (ii) debt for borrowed money from Seller that will be repaid on or prior to the Closing, (C) guarantees by the Company or the Company Subsidiaries of Indebtedness for borrowed money, which Indebtedness is incurred in compliance with this Section 5.1(b)(viii)(B) and (D) extensions of credit terms from suppliers or service providers in the ordinary course of business; provided, that nothing contained in this Section 5.1(b)(viii) shall prohibit the Company and the Company Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice or drawing on existing working capital credit facilities;

(ix) make any loans, advances or capital contributions to, or investments in, any other Person, other than loans, advances, capital contributions or investments (A) among the Company and Company Subsidiaries or among Company Subsidiaries, (B) to employees, officers, agents or consultants of the Company or any Company Subsidiary in an amount not to exceed $10,000 individually or $200,000 in the aggregate, or (C) to customers pursuant to the extension of credit terms in the ordinary course of business and with respect to payment terms in connection with trade credit in the ordinary course of business;

(x) sell, lease or license to third parties, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its properties or assets (other than Intellectual Property), other than (A) pursuant to existing Contracts in effect prior to the date hereof and disclosed to Purchaser, (B) among the Company and wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries, (C) sales of inventory, or dispositions of obsolete assets, in the ordinary course of business, or (D) licenses of commercially available off-the-shelf Software (including shrink-wrap or click-wrap licenses);

(xi) sell, assign, lease, sublease, license, sublicense or otherwise transfer or dispose of, or abandon or permit to lapse, fail to take any action necessary to maintain, enforce or protect, or create or incur any Lien (other than Permitted Liens) on, any Company Owned Intellectual Property;

(xii) settle any Action against the Company, any of the Company Subsidiaries, or any of their officers or directors in their capacity as such, other than the settlement of Actions that (A) are for an amount (excluding amounts that are eligible to be funded by insurance proceeds or indemnity obligations) to be paid by the Company prior to the Closing and not to exceed $2,000,000 in the aggregate and (B) do not impose any equitable or injunctive relief or obligations that would have a material adverse effect on the operations of the Company and the Company Subsidiaries (taken as a whole);

(xiii) (A) make, change or revoke any material Tax election, (B) adopt or change any material method of Tax accounting, (C) amend any material Tax Return; (D) obtain any Tax ruling or enter into any closing or similar agreement (for the avoidance of doubt, not to restrict any Tax ruling requested by Seller that does not address Tax consequences to the Company or any Company Subsidiary), (E) settle or compromise any Tax audit, investigation, claim, proceeding or assessment, (F) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, or (G) consent to any extension or waiver of the limitations period applicable to any material Tax assessment;

(xiv) hire (A) any executive officers or (B) any new employees (other than to fill positions vacated due to executive officer or employee terminations or departures prior to the Closing Date on terms substantially the same (including in any severance agreement or change of control agreement) as the departing executive or employee);

(xv) amend, modify, terminate, extend, renew or allow any Material Contract to be terminated or waive any right or obligation thereunder, except in the ordinary course of business;

(xvi) amend or modify any material provisions of the Company’s or any of the Company Subsidiaries’ Statements of Operating Conditions or FERC Gas Tariffs, other than, subject to Section 5.1(b)(xvii), in connection with entering into a settlement agreement with respect to FERC Docket No. RP22-1118-000;

(xvii) entering into any settlement agreement with respect to FERC Docket No. RP22-1118-000 which will result in Damages exceeding the Section 5 Cap (as defined in Schedule 8.2(a) of the Disclosure Letter) or that would require the Company or any Company Subsidiary to agree to injunctive relief, without having first consulted with, and obtained the prior written consent of, Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); or

(xviii) agree, in writing or otherwise, to take any of the foregoing actions.

(c) Nothing contained in this Agreement is intended to give Purchaser or its Subsidiaries, directly or indirectly, the right to control or direct the operations of the Company or the Company Subsidiaries prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement and applicable Laws, complete control, supervision and decision-making authority over the Company’s and the Company Subsidiaries’ respective operations.

Section 5.2. Access; Confidentiality; Notice of Certain Events. (a) During the Pre-Closing Period, and solely for purposes of furthering the Transaction or integration planning relating thereto, the Company shall (i) upon the request of Purchaser with reasonable advance notice, give Purchaser, its Affiliates, its counsel, financial advisors, auditors and other authorized Representatives, reasonable access during normal business hours to the offices, properties, books, Contracts, records, and personnel of the Company and the Company Subsidiaries (and with respect to the JV Company, solely to the extent that Company or the other Company Subsidiaries, pursuant to the JV Company’s organizational documents, are permitted to give access), (ii) furnish to Purchaser, its Affiliates, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized Representatives of the Company and the Company Subsidiaries to cooperate with Purchaser in the matters described in clauses (i) and (ii) above.

(b) In order to facilitate the resolution of any claims made by or against or incurred by Purchaser, the Company or any of the Company Subsidiaries after the Closing, or for any other reasonable purpose, for a period of six (6) years following the Closing, Seller shall (i) retain the books, records (including personnel files) and other information of Seller which relate to the Company, the Company Subsidiaries and their respective businesses and operations for such period in a manner reasonably consistent with the prior practices of Seller and (ii) upon reasonable advance written notice, give Purchaser, its Affiliates, its counsel, financial advisors, auditors and other authorized Representatives, reasonable access (including the right to make, at Purchaser’s sole cost and expense, photocopies or electronic copies), during normal business hours, to such books, records and other information (subject to execution of customary accountant access letters).

(c) Any review pursuant to this Section 5.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company or the Company Subsidiaries. Nothing in this Section 5.2 shall require the Company to provide any access or to furnish any information if providing such access or furnishing such information would, in the reasonable judgment of the Company, (A) cause competitive harm to the Company or the Company Subsidiaries if the Transaction is not consummated, (B) violate applicable Law (including Antitrust Laws, any privacy and data security requirements or COVID-19 Measures) or the provisions of any Contract to which the Company or any of the Company Subsidiaries is a party as of the date hereof, (C) cause a risk of loss or waiver of the protection of the attorney-client privilege, attorney work product doctrine or other legal privilege or (D) result in disclosure of information relating to the negotiation and execution of this Agreement or relating to transactions potentially competing with or alternative to the Transaction; provided that, with respect to the foregoing clauses (B) and (C), Seller and the Company shall use its commercially reasonable efforts to (i) obtain the required consent of any third party necessary to provide such disclosure, (ii) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Seller and Purchaser and (iii) utilize the procedures of a joint defense agreement or implement such other techniques if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Notwithstanding the foregoing, Purchaser and its Representatives shall not be permitted to perform any on-site procedures (including an on-site environmental or other study) with respect to any property of the Company or the Company Subsidiaries without the Company’s prior written consent. All information provided or made available pursuant to this Section 5.2 shall be governed by the terms of the Confidentiality Agreement. The Parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary (including with respect to termination thereof), (x) the Confidentiality Agreement shall continue in full force and effect until the Closing and (y) if, for any reason, the Closing does not occur and this Agreement is terminated, the Confidentiality Agreement shall continue in full force and effect for a period of twelve (12) months following termination of this Agreement and otherwise in accordance with its terms, and this Agreement shall constitute the agreement of the Parties to amend the Confidentiality Agreements in accordance with the foregoing clauses (x) and (y).

(d) Seller agrees that, for a period of six years from and after the Closing Date, Seller shall, and shall cause its Affiliates to, treat as confidential (i) any books, records and other information in their possession concerning the businesses and affairs of the Company and the Company Subsidiaries and (ii) the terms of this Agreement (including financial terms) and the other Transaction Documents (collectively, the “Company Confidential Information”). In the event that Seller or any of its Affiliates is requested or required by Law or legal process to disclose any Company Confidential Information, it shall, to the extent permitted by applicable Law and reasonably practicable, notify Purchaser promptly of the request or requirement so that Purchaser, at its expense, may seek an appropriate protective order or waive compliance with the provisions of this Section 5.2(b). If such protective order or other remedy is not obtained, nor is a waiver hereunder provided, and Seller or any of its Affiliates is required to disclose any Company Confidential Information under applicable Law, it may disclose the portions of the Company Confidential Information required to be disclosed (and only such portions); provided that it shall use its commercially reasonable efforts to obtain, at the request and sole cost and expense of Purchaser, an order or other assurance that confidential treatment shall be accorded to such portion of the Company Confidential Information required to be disclosed. Notwithstanding the foregoing, for purposes of this Agreement, Company Confidential Information shall not include (A) information that enters the public domain (or becomes generally known within the industry), other than as a result of a disclosure by Seller or any of its Affiliates in violation of this Section 5.2(b), (B) information acquired by Seller or any of its Affiliates from sources subject to a binding obligation to the Company and the Company Subsidiaries to keep such information confidential or (C) information Seller or any of its Affiliates is requested or required by applicable Law to disclose; provided that, to the extent permitted by applicable Law and reasonably practicable, Seller notifies Purchaser promptly of the request or requirement.

(e) To the extent any of the information or material furnished pursuant to this Section 5.2 or otherwise in accordance with the terms of this Agreement may include or consist of information or material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the Parties understand and agree that they have a commonality of interest with respect to such matters, and it is the mutual desire, intention and understanding of the Parties that the sharing of such information or material is not intended to, and shall not, waive or diminish in any way the confidentiality of such information or material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information or material that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges and this Agreement.

(f) The Company shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Seller and the Company, (i) of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement or the Transaction, or from any Person alleging that the consent of such Person is or may be required in connection with the Transaction, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Company Subsidiaries, or Purchaser or (ii) of any Action commenced or, to any Party’s knowledge, threatened against, such Party or any of its Affiliates or otherwise relating to, involving or affecting such Party or any of its Affiliates, in each case in connection with, arising from or otherwise relating to the Transaction. The failure to deliver any such notice shall not affect any of the conditions set forth in Section 6.2(b) or give rise to any right to terminate this Agreement under Article VII.

Section 5.3. HSR Act and FCC Approval.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use their reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transaction as promptly as practicable after the date of this Agreement and in any event prior to the Outside Date, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods, including FCC Approval and under Antitrust Laws, from Governmental Authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Authority, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any Actions, lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transaction and (iv) the execution and delivery of any additional instruments necessary to consummate the Transaction.

(b) Without limiting the generality of anything contained in Section 5.3(a), the Company shall (and shall cause the Company Subsidiaries to) and Purchaser shall (and shall cause its Affiliates to), (i) make any filings required under the HSR Act or under the Antitrust Laws of any other Governmental Authority set forth in Schedule 5.3 of the Disclosure Letter as promptly as practicable after the date of this Agreement; provided that any filings required under the HSR Act shall be made on January 9, 2023, (ii) make any filings required or necessary in connection with obtaining FCC Approval as promptly as practicable after the date hereof (and in any event within 30 days after the date of this Agreement), and (iii) comply to the extent necessary with any request for information by the United States Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “DOJ”), or any Governmental Authority, including any request for additional information and documentary material under the HSR Act or in connection with obtaining FCC Approval.

(c) Notwithstanding anything herein to the contrary, nothing in this Agreement shall require Purchaser or any of its Affiliates to accept or agree to, and Purchaser’s and its Affiliates’ obligations to use reasonable best efforts under this Section 5.3 or otherwise shall be deemed not to include any obligation to accept or agree to, any of the following conditions imposed to consummate the Transaction (and none of Seller, the Company or the Company Subsidiaries may undertake (or offer to undertake) any of the following conditions imposed to consummate the Transaction without the prior written consent of Purchaser): (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate orders or otherwise, the sale, divestiture, licensing or disposition of any of their respective assets, properties or businesses or of the assets, properties or businesses to be acquired pursuant to this Agreement, (ii) accepting any operational restrictions or otherwise taking or committing to take actions that limit Purchaser’s, its Affiliates’, the Company’s or the Company Subsidiaries’ freedom of action with respect to, or their ability to retain, any assets, properties, licenses, rights, product lines, operations or businesses, (iii) entering into such other arrangements, in each case, as may be necessary or advisable in order to obtain all approvals under, and the expiration or termination of any applicable waiting periods under, the HSR Act and all other Antitrust Laws, and FCC Approval, (iv) terminating, amending or modifying any existing relationships, ventures, contractual rights or other obligations of Purchaser, the Company, the Company Subsidiaries or any

Affiliate of the foregoing, (v) agreeing to any undertaking affecting or creating any relationship, contractual rights or obligations of Purchaser, the Company, the Company Subsidiaries or any Affiliate of the foregoing, or (vi) agreeing to do any of the foregoing (any of the foregoing, unless Purchaser has agreed to take such action in a written agreement with a Governmental Authority, a “Burdensome Condition”).

(d) Without limiting the generality of anything contained in this Section 5.3, each Party shall, subject to requirements of any Governmental Authority and any applicable Law, and subject to all applicable privileges, including the attorney-client privilege: (i) promptly inform the other Parties of any communication from any Governmental Authority, (ii) consult and cooperate with, and consider in good faith the views of, one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under the HSR Act or the Antitrust Laws of any other Governmental Authority or relating to FCC Approval, (iii) promptly provide the other Parties with copies of all written communications to or from any Governmental Authority, (iv) use good faith efforts to give the other Parties reasonable advance notice of all meetings with any Governmental Authority, and (v) not participate independently in any meeting with a Governmental Authority without providing reasonable advance notice to the other Parties and an opportunity to attend and participate in such meeting. Each of the Parties may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties as “outside counsel only” such that the materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by outside legal counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the Party that provided the materials. Any materials shared under this Section 5.3(d) may be redacted (x) to remove references concerning the valuation of the businesses of the Company and the Company Subsidiaries, or proposals from Third Parties made prior to the date hereof with respect thereto, (y) as necessary to comply with Contracts and (z) as necessary to address reasonable privilege or confidentiality concerns, and may be provided on an outside counsel only basis. Each of the Parties may limit the other Parties’ participation in any meeting or discussion with any Antitrust Authority or Governmental Authority to outside counsel (or other agreed Representatives) in order to protect competitively sensitive information that may be discussed during the meeting or discussion or to address reasonable privilege or confidentiality concerns.

(e) In furtherance and not in limitation of the covenants of the Parties contained in this Section 5.3, if any Action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Transaction as violative of any Law, (i) each of Seller, the Company and Purchaser shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist (including defending through litigation) any such Action or proceeding and to have vacated, lifted, reversed or overturned any Action or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transaction and (ii) Purchaser shall, and shall (A) use its reasonable best efforts to cause The Williams Companies, Inc. to, and (B) cause its controlled Affiliates to, use its reasonable best efforts to avoid the entry of, or the commencement of litigation seeking the entry of, and to effect the lifting or dissolution of, any injunction, temporary restraining order or other order in any Action, which would have the effect of materially delaying or preventing the consummation of the Transaction including challenging and defending through litigation on the merits any Action or claim asserted in court by any person (including a Governmental Authority) in order to avoid entry of, or to have vacated or terminated, any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) of a Governmental Authority that would result in the failure of a condition under Article VI or otherwise prevent the consummation of the Transaction.

(f) Notwithstanding anything herein to the contrary but subject to its obligations in Section 5.3(e), including its obligations to challenge and defend, Purchaser shall (i) control the strategy for obtaining all authorizations, consents, orders and approvals of all Governmental Authorities pursuant to this Section 5.3, (ii) shall take the lead in communicating with Governmental Authorities and (iii) control the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Authority with respect thereto, in each case, following reasonable cooperation and consultation in good faith with Seller.

(g) Each of the Company and Purchaser shall not, and shall cause its Affiliates not to, and shall not cause any Person to, acquire (whether by merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any assets of or any equity in any other Person or any business or division thereof, if that acquisition or agreement would reasonably be expected to (i) increase the risk of not obtaining any applicable approval (including FCC Approval) or the expiration or termination of any waiting period in connection with applicable Antitrust Laws with respect to the Transaction, (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transaction or increase the risk of not being able to remove any such order on appeal or otherwise, or (iii) prevent or materially delay receipt of any applicable approval (including FCC Approval) or the expiration or termination of any waiting period in connection with applicable Antitrust Laws with respect to the Transaction.

Section 5.4. Public Announcements. The initial press release with respect to this Agreement and the Transaction shall be a joint press release mutually agreed to by the Parties. Thereafter, no Party shall issue any public release or announcement concerning the Transaction without consulting with the other Parties and providing the other Parties with a reasonable opportunity to review and comment on such release or announcement in advance of such issuance, except (a) as may be required by applicable Law, (b) to the extent that such release or announcement relates to any dispute between the Parties relating to this Agreement or the Transaction, (c) required by any listing agreement with or the applicable rules of any securities exchange or any securities exchange regulation or (c) if such release or announcement is consistent with previous public releases or announcements made in compliance with this Section 5.4.

Section 5.5. Efforts and Cooperation; Further Assurances.

(a) Subject to Section 5.3, during the Pre-Closing Period, each Party shall (i) use its reasonable best efforts to (A) take the actions necessary or appropriate to consummate the Transaction, including obtaining the licenses, permits consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to Contracts as are reasonably required for consummation of the Transaction and (B) cause the fulfillment at the earliest practicable date of all of the conditions to the obligations of the Parties to consummate the Transaction and (ii) reasonably cooperate with the other Party in connection with such efforts of the other Party.

(b) After the Closing, each Party will execute and deliver such documents and take such other actions as may be reasonably requested by the other Party in order to carry out the provisions of this Agreement and make effective the Transaction.

Section 5.6. Employee Benefits Matters.

(a) Purchaser shall, and shall cause the Company, the Company Subsidiaries or another Affiliate of Purchaser to, provide to employees of the Company or a Company Subsidiary who continue in the employ of the Company, a Company Subsidiary, Purchaser or any Affiliate of Purchaser following the Closing Date (the “Continuing Employees”), for the period (x) with respect to the Continuing Employees listed on Schedule 5.6(a) of the Disclosure Letter (the “Specified IT Employees”), from the Closing Date to January 1, 2025 and (y) with respect to the Continuing Employees who are not Specified IT Employees, from the Closing Date to the one (1) year anniversary of the Closing Date (as applicable, the “Continuation Period”): (i) base salaries or wage levels, and target short-term and long-term cash incentive opportunities that, in each case, are no less than those that were provided to the Continuing Employees by the Company and the Company Subsidiaries as of immediately prior to the Closing, (ii) an employer matching contribution rate under Purchaser’s 401(k) plan in an amount equal to one hundred percent (100%) of employee elective deferral, which shall not exceed six percent (6%) of compensation, as defined under Purchaser’s 401(k) Plan per pay period, and a fixed annual contribution of four and one-half percent (4.5%) of compensation, as provided in the Purchaser’s 401(k) plan, (iii) cash bonus payments in an aggregate amount equal to the difference between the amount of the fixed annual contribution for which the Continuing Employee is eligible under Purchaser’s 401(k) Plan and any greater nonelective contribution that the Continuing Employee would have received under Seller’s 401(k) plan in which such Continuing Employee participates immediately prior to the Closing, payable in equal installments on the last payroll date of each calendar year, (iv) to each Continuing Employee listed on Schedule 5.6(a)(iv) of the Disclosure Letter, cash bonus payments that are in an aggregate amount equal to the employer contributions (or, if applicable, cash bonus payments in lieu thereof) that Seller is required to cause to be provided to such employees pursuant to and to the extent of the terms of the Prior Purchase and Sale Agreement, payable in equal installments on the last payroll date of each calendar year, (v) to each Continuing Employee listed on Schedule 5.6(a)(v) of the Disclosure Letter, the retiree medical and life insurance benefits that Seller is required to cause to be provided to such employees pursuant to and to the extent of the Prior Purchase and Sale Agreement, (vi) employment at a work location no more than fifty (50) miles from his or her work location as of immediately prior to the Closing, and (vii) all other compensation and employee benefits that are, in the aggregate, no less favorable than those provided to similarly situated employees of Purchaser or Purchaser’s Affiliates. Without limiting the generality of the foregoing, during the Continuation Period, Purchaser or its Affiliate shall provide any Continuing Employee with cash severance pay benefits that are no less favorable than the cash severance pay benefits to which such Continuing Employee would have been entitled immediately prior to the Closing under the Benefit Plans (including, for avoidance of doubt, to the extent applicable, cash severance pay benefits Seller was required to cause to be provided to the Continuing Employee pursuant to and to the extent of the Prior Purchase and Sale Agreement) determined (1) without taking into account any reduction after the Closing in compensation paid to such Continuing Employee and (2) after taking into account each Continuing Employee’s service with the Company and the Company Subsidiaries (and any predecessor entities) and, after the Closing, Purchaser, the Company and their respective Subsidiaries and Affiliates. For purposes of determining the severance benefits under this Section 5.6(a), severance benefits that would have payable under the Dominion Energy Severance

Program are limited to the extent set forth in the Dominion Energy Severance Program as of the date of the closing of the transaction contemplated by the Prior Purchase and Sale Agreement. Severance benefits, other than cash severance pay benefits, will be determined under the Mountain West Pipelines Severance Pay Plan, provided that, during the Continuation Period, such non-cash severance benefits shall be no less favorable than the non-cash severance benefits provided under the MountainWest Pipelines Severance Pay Plan immediately prior to the Closing. Any severance benefits may be conditioned upon the execution and non-revocation of a release of claims as to Purchaser, its Affiliates, the Company, and the Company Subsidiaries. Any cash severance benefit or COBRA subsidy may be paid in a lump sum to participants. For clarity, the foregoing shall not reduce or otherwise affect any severance entitlements that any Continuing Employee may have under a Company Benefit Plan that is an individual employment or other agreement between the Company or a Company Subsidiary and the employee.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Purchaser and its Subsidiaries providing benefits to any Continuing Employees after the Closing (the “New Plans”), but excluding any defined benefit pension plans and retiree medical, each Continuing Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Closing, to the same extent as such Continuing Employee was entitled, before the Closing, to credit for such service under any similar Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Closing; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) Purchaser or its Affiliates will take commercially reasonable efforts to allow each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Benefit Plan in which such Continuing Employee participated immediately before the Closing (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical benefits (including medical, dental, pharmaceutical or vision benefits) to any Continuing Employee, Purchaser shall cause all pre-existing condition exclusions of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or the Company Subsidiaries in which such employee participated immediately prior to Closing, and Purchaser shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Each Continuing Employee shall be entitled to receive a pro-rata portion of any bonus under any Benefit Plan that is a cash bonus plan, policy or arrangement for the performance period during which the Closing occurs, and each such Continuing Employee shall receive a cash bonus equal to the product obtained by multiplying (i) such Continuing Employee’s full bonus entitlement under such annual bonus plan, policy or arrangement for the calendar year in which the Closing occurs, based on the greater of (A) deemed performance at “target” levels and (B) actual performance through the latest practicable date prior to the Closing, with such level of actual performance determined in good faith by the Company at or before the Closing, by (ii) a fraction, the numerator of which is the number of days that have elapsed during such calendar year through the Closing and the denominator of which is 365. Such prorated cash bonus shall be paid to the Continuing Employee by Purchaser, Purchaser’s Affiliate, the Company, or the Company Subsidiary, as applicable, within thirty (30) days after the Closing.

(d) Purchaser or its Affiliate shall assume, and be responsible for satisfying, the obligation to pay retention bonuses required by the Prior Purchase and Sale Agreement to eligible Continuing Employees pursuant to the terms and conditions set forth on Schedule 5.6(d)(i) of the Disclosure Letter (collectively, the “Legacy Retention Bonuses”) and (ii) retention bonuses payable pursuant to the letter agreements set forth on Schedule 5.6(d)(ii) of the Disclosure Letter (collectively, the “New Retention Bonuses”). If any payments under the Legacy Retention Bonuses and New Retention Bonuses have not been paid prior to the Closing, such amounts will be considered Indebtedness.

(e) Purchaser shall or shall cause an Affiliate to provide each Continuing Employee credit for all of the Continuing Employee’s earned but unused vacation as of the Closing Date as determined under paid time-off policies maintained by Seller or its Affiliates, as applicable, as paid time off under paid time-off policies maintained by Purchaser or Purchaser’s Affiliate. Purchaser shall, or shall cause an Affiliate to, provide each Continuing Employee credit for all of the Continuing Employee’s earned but unused sick leave or other time off (for clarity, other than vacation time) to the extent required by applicable Law. Purchaser shall or shall cause an Affiliate to recognize Continuing Employee’s service with Seller for purposes of paid time-off and other paid leave accrual determined under the policies and programs of Purchaser or its Affiliate.

(f) As of the Closing Date, Seller shall take all necessary action to cause the defined contribution plans maintained by Seller or an Affiliate to fully vest the Continuing Employees in their account balances under such defined contribution plans. To the extent allowable by law, Purchaser shall take any and all necessary action to cause the trustee of a defined contribution plan of Purchaser or one of its Affiliates, if requested to do so by a Continuing Employee, to accept a direct “rollover” of all or a portion of such employee’s distribution from a defined contribution plan maintained by Seller or an Affiliate (excluding securities and plan loans) if such Continuing Employee elects such direct rollover within sixty (60) days following the Closing. Seller shall take all necessary actions to terminate any retirement plans maintained or sponsored by Company or the Company Subsidiaries immediately prior to Closing.

(g) With respect to each Continuing Employee (including any beneficiary or the dependent thereof), Seller or an Affiliate shall retain all liabilities and obligations arising under any medical, dental, vision, life insurance or accident insurance benefit plans sponsored or maintained by Seller or an Affiliate to the extent that such liability or obligation relates to claims incurred (whether or not reported or paid) prior to the Closing. For purposes of this Section 5.6(g), a claim shall be deemed to be incurred (i) with respect to medical, dental and vision benefits, on the date that the medical, dental or vision services giving rise to such claim are performed, (ii) with respect to life insurance, on the date that the death occurs, and (iii) with respect to accidental death and dismemberment and business travel accident insurance, on the date that the accident occurs.

(h) With respect to each Continuing Employee who is not actively at work and who is, as of the Closing Date, receiving any form of pay/wage continuation (including, but not limited to, short-term sickness, disability, military leave or vacation pay), Seller or an Affiliate shall be responsible for any such payments due prior to the Closing and Purchaser shall be responsible for any payments due on or after the Closing Date.

(i) Seller and its Affiliates shall be responsible for all workers’ compensation liabilities and obligations for Continuing Employees to the extent such liabilities and obligations relate to events which occurred prior to the Closing or for other former employees of the Company or a Subsidiary for all workers’ compensation liabilities and obligations.

(j) Seller or an Affiliate shall be responsible for providing coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) to any employee or former employee of the Company or a Company Subsidiary, his or her spouse or dependent person as to whom a “qualifying event” as defined in Section 4980B of the Code has occurred prior to the Closing Date. Purchaser or an Affiliate shall be responsible for providing coverage under COBRA to any Continuing Employee, his or her spouse or dependent person as to whom a “qualifying event” as defined in Section 4980B of the Code occurs on or after the Closing Date.

(k) With respect to any Continuing Employee who receives or is entitled to receive a severance payment as provided in Section 5.6(a) based on a termination during the Continuation Period, Purchaser or a Purchaser Affiliate shall be solely responsible for such severance payments and benefits and the employer portion of any resulting payroll, employment, social security, Medicare and unemployment Taxes with respect to any such severance benefits.

(l) Sellers shall provide to Purchaser on the Closing Date a written list (by date and location) of all terminations of employees of the Company or any Company Subsidiary that occurred within the ninety (90)-day period prior to the Closing Date. If a plant closing or a mass layoff occurs or is deemed to occur with respect to the Company or any Company Subsidiary at any time on or after the Closing Date, Purchaser shall be solely responsible for providing all notices required under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2109 et seq. or the regulations promulgated thereunder or similar state laws and for taking all remedial measures, including, without limitation, the payment of all amounts, penalties, liabilities, costs and expenses if such notices are not provided.

(m) Without limiting the generality of Section 9.5(b), the Parties acknowledge and agree that all provisions contained in this Section 5.6 with respect to any Continuing Employees are included for the sole benefit of the respective Parties and shall not create any right (i) in any other Person, including employees, former employees or any participant (or any beneficiaries thereof) in any Benefit Plan or (ii) to continued employment with the Company or any of the Company Subsidiaries or Purchaser or any of its Subsidiaries. Notwithstanding anything in this Section 5.6 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Benefit Plan or any other employee benefit plans of the Company, any of the Company Subsidiaries, Purchaser or any of its Subsidiaries or prohibits Purchaser or any of its Subsidiaries, including the Company, from amending or terminating any employee benefit plan.

Section 5.7. R&W Insurance Policy. Purchaser represents to Seller that it has caused R&W Insurance Policy to be bound as of the date hereof in accordance with the terms of the binder agreement previously provided to Seller and has delivered to Seller the final executed and definitive binder agreement and other evidence of such binding. Purchaser has ensured that the R&W Insurance Policy expressly provides that (i) the insurer or insurers issuing such policy shall have no right, and waive any right, of subrogation, contribution or otherwise against Seller based upon, arising out of, or in any way connected to this Agreement, the Transaction, or such R&W Insurance Policy, except for fraud by Seller, and (ii) Seller is an intended third-party beneficiary under any R&W Insurance Policy of the immediately preceding provision. Purchaser and its Affiliates shall not amend, waive, modify or otherwise revise the foregoing subrogation provision or any other provision in the R&W Insurance Policy if such amendment or supplement would be materially adverse to Seller.

Section 5.8. Tax Matters.

(a) Post-Closing Tax Actions. Without the prior written consent of Seller, except as required by applicable Law, Purchaser and its Affiliates (including the Company and the Company Subsidiaries following the Closing Date) shall not take any of the following actions with respect to Taxes or Tax Returns of the Company and the Company Subsidiaries, in each case, to the extent such actions relate to or may otherwise impact any taxable period (or portion thereof) ending on or prior to the Closing Date: (i) amend any previously filed Tax Returns of the Company and the Company Subsidiaries; (ii) make any election under Section 336 or 338 of the Code, except as provided in subsection (c) below; (iii) make or change any Tax election with respect to the Company or the Company Subsidiaries that has any retroactive effect; or (iv) initiate discussions or examinations with a tax authority or make any voluntary disclosures with respect to Taxes; provided that, other than in respect of clause (iii) and except to the extent relating to Taxes of or Tax returns filed by a consolidated, combined or unitary group of which the Company or any Company Subsidiary was a member at any time prior to Closing, this Section 5.8(a) shall expire when the Final Closing Consideration is finally determined under Section 1.6 of this Agreement and shall be of no effect following such time.

(b) Cooperation. Purchaser and the Seller and their respective Affiliates shall use their commercially reasonable efforts to cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit or other proceeding with respect to Taxes of the Company or any of its Subsidiaries. Such cooperation shall include the retention and (upon the other Party’s reasonable request) the provision of records and information which are reasonably relevant to any such audit or other proceeding and reasonably within such Party’s possession or obtainable through commercially reasonable efforts and without material cost or expense, and making employees or other representatives available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided, however, that Seller and its Affiliates shall have no obligation to retain, provide or seek to obtain information relating to Taxes or Tax Returns other than information relating solely to the Company or the Company Subsidiaries.

(c) Tax Elections. Purchaser and Seller shall join in elections to have the provisions of Section 338(h)(10) of the Code and similar provisions of state law (“Section 338 Elections”) apply to the acquisition of the Section 338(h) Election Entities. Seller shall prepare and execute the Section 338 Elections and provide such elections to Purchaser for execution and filing, and Purchaser shall provide Seller with written evidence of timely filing of such elections. Subject to Section 1.11 to the extent applicable to IRS Forms 8883, the Parties shall cooperate to prepare and execute such documents or forms (including Section 338 Forms, as defined below) as are required by applicable law or appropriate for effective Section 338(h)(10) Elections. “Section 338 Forms” shall mean all returns, documents, statements, and other forms that are required to be submitted to any federal, state, county or other local taxing authority in connection with a Section 338(h)(10) Election, including, without limitation, any “statement of Section 338 election” and IRS Form 8023 (together with any schedules or attachments thereto) that are required pursuant to Treasury Regulations.

(d) Tax Indemnification. Seller shall pay or cause to be paid, and shall indemnify and hold harmless Purchaser and its Affiliates (including, after the Closing, the Company and its Subsidiaries) from and against any Damages incurred or suffered by Purchaser and its Affiliates (including, after the Closing, the Company and its Subsidiaries) as a result of any Indemnified Taxes. Any indemnity payment required to be made pursuant to this Section 5.8(d) shall be made within five (5) days after Purchaser makes written demand therefor. Promptly (but in any case within five (5) days) upon the receipt by Purchaser, the Company, any Company Subsidiary or any of their respective Affiliates of notice from any Governmental Authority or third party of an audit or other proceeding or any other claim relating to Taxes that may give rise to a claim for Indemnified Taxes, Purchaser shall provide written notice to Seller regarding such audit, proceeding or claim. To the extent such tax proceeding relates to a claim for Indemnified Taxes, Purchaser shall allow Seller to control (if such claim relates solely to Indemnified Taxes) or participate in (if such claim relates to both Indemnified Taxes and other Taxes) such audit or proceeding upon notice by Seller of its intent to control or participate (as applicable) and at Seller’s sole cost and expense, or, in the case of a third party claim for reimbursement or indemnification of Taxes, shall allow Seller to contest such third party claim. None of Purchaser, the Company, any Company Subsidiary or any of their respective Affiliates shall permit a proceeding or claim in respect of Taxes that may be Indemnified Taxes to be settled or compromised on a basis that may give rise to a payment obligation by Seller absent Seller’s advance written consent, not to be unreasonably withheld, conditioned or delayed.

(e) Tax Sharing Agreements. Notwithstanding any other provision in the Agreement to the contrary, all Tax Sharing Agreements between the Company and its Subsidiaries, on the one hand, and any Person (other than the Company or its Subsidiaries), on the other hand, shall be terminated prior to the Closing Date and, after the Closing, neither the Company nor its Subsidiaries will be bound thereby or have any liability thereunder.

(f) Survival. Notwithstanding anything herein to the contrary, the provisions of this Section 5.8 shall survive until sixty (60) days following the expiration of the statute of limitations.

Section 5.9. Exclusivity. During the Pre-Closing Period, Seller shall not and shall not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) solicit, initiate, facilitate, knowingly encourage or accept any inquiries or proposals regarding an Acquisition Proposal, (ii) engage in negotiations or discussions with, or provide any information to, any Person other than Purchaser or its Representatives concerning any Acquisition Proposal, (iii) continue any prior discussions or negotiations with any Person other than Purchaser or its Representatives concerning any Acquisition Proposal, or (iv) enter into any agreement concerning any Acquisition Proposal with any other Person. After the date hereof, Seller shall, and shall cause its Affiliates and Representatives to, immediately cease and cause to be terminated any existing discussions, communications or negotiations with any prospective purchaser (other than Purchaser and its Representatives) conducted heretofore with respect to any Acquisition Proposal, and Seller and its controlled Affiliates shall as promptly as practicable after the date hereof (and in any event within two

(2) Business Days) terminate access by any prospective purchaser (other than Purchaser and its Representatives) to any non-public or confidential information that has been provided to prospective purchasers and their Affiliates and Representatives in connection with an Acquisition Proposal (including through any electronic data room or any online or other data sites) (any such information, “Transaction Information”), and within five (5) Business Days of the date hereof, request in writing that all prospective purchasers of the Company to whom Transaction Information concerning the Company and the Company Subsidiaries has been distributed on or prior to the date hereof in connection with an Acquisition Proposal (other than Purchaser and its Representatives acting on their behalf) return such information to Seller (or destroy such information) and direct their Affiliates and Representatives to do the same in accordance with the terms of the confidentiality agreements between Seller and its Affiliates (including the Company and the Company Subsidiaries), on the one hand, and such prospective purchasers, on the other hand.

Section 5.10. Insurance and Indemnification.(a) For not less than six (6) years from and after the Closing Date, Purchaser agrees to, or will cause the Company to, indemnify and hold harmless all past and present directors, officers and employees of the Company and/or of any of the Company Subsidiaries or any of their respective predecessors (each, together with his or her heirs, executors, trustees, fiduciaries and administrators, an “Indemnified Party”) against any and all costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with (i) all Actions based on or arising out of the fact that such Indemnified Party is or was a director, officer, employee or other fiduciary of the Company or of any of the Company Subsidiaries or any of their respective predecessors or of any Person if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries or any of their respective predecessors and (ii) all actions or omissions by an Indemnified Party in its capacity as such or taken at the request of the Company or any Company Subsidiary, in each case of clauses (i) and (ii), that occur or are alleged to have occurred at or prior to the Closing (including in connection with this Agreement or the Transaction), whether asserted or claimed prior to, at or after the Closing, in each case, to the extent, provided under the Company Governing Documents, the organizational documents of any Company Subsidiary, or indemnification agreements, if any, in existence on the date hereof (including, promptly advancing costs and expenses as incurred to the fullest extent permitted by Law or provided under the Company Governing Documents, the organizational documents of any Company Subsidiary, or indemnification agreements, if any, in existence on the date hereof). After the Closing, Purchaser and the Company shall honor and assume all rights to advancement of costs and expenses, exculpation or indemnification for acts or omissions occurring at or prior to the Closing, in favor of the Indemnified Parties as provided in the Company Governing Documents, the organizational documents of any Company Subsidiary, or indemnification agreements, if any, in existence on the date hereof. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies Purchaser and the Company on or prior to the sixth (6th) anniversary of the Closing Date of a matter in respect of which such Person may seek indemnification pursuant to this Section 5.10, the provisions of this Section 5.10 shall continue in effect with respect to such matter until the final disposition of all Actions relating thereto.

(b) Prior to the Closing, the Company shall, or if the Company is unable to, Purchaser shall cause the Company as of the Closing to, obtain, maintain and fully pay the premium for “tail” insurance policies for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of six (6) years from and after the Closing Date (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (collectively, “D&O Insurance”), in an amount and scope at least as favorable to the insureds as the Company’s existing policies as of the date of this Agreement with respect to matters existing or occurring at or prior to the Closing (including in connection with this Agreement or the Transaction). If the Company for any reason fails to obtain such “tail” insurance policies as of the Closing, Purchaser shall cause the Company to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement in an amount and scope at least as favorable to the insureds as the Company’s existing policies as of the date of this Agreement, or Purchaser shall cause the Company to, purchase comparable D&O Insurance for the Tail Period in an amount and scope at least as favorable to the insureds as the Company’s existing policies as of the date of this Agreement, in each case from one or more insurance carriers with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance; provided, however, that in no event shall the Company be required (and Purchaser shall not be required to cause the Company) to pay with respect to the D&O Insurance annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided further that all premiums and fees incurred in respect of the D&O Insurance shall be at the sole cost and expense of Purchaser.

(c) This Section 5.10 is intended to benefit the Indemnified Parties, and shall be binding on all successors and assigns of Purchaser and the Company and shall be enforceable by the Indemnified Parties.

(d) Purchaser and the Company shall promptly reimburse each Indemnified Party for any costs or expenses (including attorneys’ fees) incurred by such Indemnified Party in enforcing the indemnification or other obligations provided in this Section 5.10.

(e) In the event that Purchaser and the Company or any of its successors or assigns (i) consolidates or merges with or into any Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfers or conveys a majority of its properties or assets to any Person, then, in each such case, proper provision shall be made so that the successors, assigns and transferees of Purchaser and the Company or its successors or assigns, as the case may be, assume the obligations of Seller or its successors or assigns, as the case may be, set forth in this Section 5.10.

(f) The rights of each Indemnified Party under this Section 5.10 shall be in addition to any rights that such Person may have under the Company Governing Documents, the organizational documents of any of the Company Subsidiaries, any indemnification agreement, the DGCL or any other applicable Law or under any agreement to which any Indemnified Party is a party.

Section 5.11. Labor Matters. Purchaser shall and shall cause its Affiliates, and Seller shall, and shall cause the Company and the Company Subsidiaries to, cooperate to take all steps, on a timely basis, as are required under applicable Law or any Collective Bargaining Agreement to notify, consult with, or negotiate the effect, impact, terms or timing of the transactions contemplated by this Agreement with each works council, union, labor board, employee group, or Governmental Authority (with respect to labor and similar matters) where so required under applicable Law or any Collective Bargaining Agreement. Seller shall regularly review with Purchaser the progress of the notifications, consultations and negotiations with each works council, union, labor board, employee group and such

Governmental Authority regarding the effect, impact or timing of the Transaction. Purchaser shall and shall cause its applicable Affiliates to, and Seller shall and shall cause the Company and the Company Subsidiaries to, comply with all applicable Laws, directives and regulations relating to the employees. Of the Company and the Company Subsidiaries that are subject to a Collective Bargaining Agreement (“CBA Subject Employees”). Subject to receipt of any necessary consents (which Purchaser and Seller shall use their reasonable best efforts to obtain), Purchaser or its applicable Affiliate shall become a party to any Collective Bargaining Agreement (including any national, sector or local agreement) with respect to any CBA Subject Employee to the extent that Seller, the Company or any Company Subsidiary are, immediately prior to Closing, party to a Collective Bargaining Agreement with respect to any CBA Subject Employee, and shall, or shall cause its Affiliates to, be responsible for all Liabilities arising under any Collective Bargaining Agreement (including any national, sector or local agreement) with respect to any CBA Subject Employee following the Closing Date. Purchaser shall, or shall cause its Affiliates to, join any industrial, employer or similar association or federation if membership is required for the applicable Collective Bargaining Agreement to continue to apply.

Section 5.12. No-Solicit/No-Hire.

(a) Seller agrees that, for a period commencing on the Closing Date and ending on the first anniversary of the Closing Date, Seller shall not, and shall cause its Affiliates not to, solicit for employment or hire any Continuing Employee; provided that this Section 5.12(a) shall not prohibit Seller or any of its Affiliates from (a) conducting a general solicitation, advertisement or search firm engagement that, in each case, is not specifically directed at any such individual or individuals, (b) soliciting for employment or hiring any individuals who have not been employed or engaged by the Company or any Company Subsidiary for a period of thirty (30) days prior to the date such individuals were first solicited for employment, or (c) soliciting for employment or hiring any individuals whose employment or engagement with the Company or any Company Subsidiary is terminated by the Company or any Company Subsidiary at or after the Closing.

(b) Purchaser agrees that, for a period commencing on the date hereof and ending on the Closing Date, Purchaser shall not, and shall cause its Affiliates not to, solicit for employment or hire any employees of the Company or any Company Subsidiary; provided that this Section 5.12(b) shall not prohibit Purchaser or any of its Affiliates from (a) conducting a general solicitation, advertisement or search firm engagement that, in each case, is not specifically directed at any such individual or individuals, (b) soliciting for employment or hiring any individuals who have not been employed or engaged by the Company or any Company Subsidiary for a period of thirty (30) days prior to the date such individuals were first solicited for employment, or (c) soliciting for employment or hiring any individuals whose employment or engagement with the Company or any Company Subsidiary is terminated by the Company or any Company Subsidiary at or after the Closing.

Section 5.13. Resignations. Seller shall use its reasonable best efforts to cause to be delivered to Purchaser on the Closing Date such resignations of members of the board of directors, officers and managers of the Company and the Company Subsidiaries, which have been requested in writing by Purchaser at least ten (10) Business Days prior to the Closing, such resignations to be in a form reasonably acceptable to Purchaser and effective at the Closing.

Section 5.14. Data Room. Within ten (10) Business Days of the Closing, Seller shall deliver, or cause to be delivered, to Purchaser, a USB, CD or DVD-ROM containing a complete copy of the Data Room reflecting the contents of the Data Room as of the Closing Date.

Section 5.15. Receivables. From and after the Closing, if Seller or any of its Affiliates receives or collects any funds in respect of accounts or notes receivable relating to the Company or any Company Subsidiary, Seller or its Affiliate shall remit such funds to Purchaser as soon as reasonably practicable after its receipt thereof.

Section 5.16. Intercompany Contracts. On or before the Closing Date, except (a) for this Agreement and any other Transaction Document, (b) employment relationships and compensation, benefits, travel advances and employee loans in the ordinary course of business consistent with past practice of the Company or the Company Subsidiaries, (c) indemnification and exculpation obligations provided to directors and officers in the Company Governing Documents and (d) as set forth in Schedule 5.16 of the Disclosure Letter, the organizational documents of any Company Subsidiary or indemnification agreements between such Persons and the Company or any Company Subsidiary made available to Purchaser, the Company and Seller shall cause all Intercompany Contracts (including any that are Credit Support Obligations or other similar credit support arrangements) between the Company or any Company Subsidiary, on the one hand, and Related Parties, on the other hand, to be settled and terminated in a manner such that all liabilities related thereto shall have been discharged, released or paid in full and there is no continuing liability of the Company or any Company Subsidiary at or after the Closing; provided that the Company shall notify Purchaser in writing prior to terminating any Intercompany Contract not set forth in Schedule 3.20 of the Disclosure Letter and shall not settle or terminate any such Intercompany Contract until directed to do so by Purchaser. Prior to the Closing, the Company shall deliver to Purchaser written evidence of each such settlement or termination.

Section 5.17. Insurance. Seller shall use commercially reasonable efforts to maintain or cause to be maintained in full force and effect the Insurance Policies until the Closing, including by using commercially reasonable efforts to maintain the Company and the Company Subsidiaries as insureds, as applicable. Without limiting the rights of Purchaser set forth elsewhere in this Agreement, and without limiting the rights of Seller or the Company or any of their respective Affiliates to pursue claims, if any claims are made or damages occur or are suffered prior to the Closing Date that relate to any of the Company or any Company Subsidiary, and such claims, or claims associated with such damages, may be made against the Insurance Policies, then Seller shall use its reasonable best efforts to ensure that, after the Closing Date, Seller, on behalf of Purchaser, can file, notice and otherwise continue to pursue such claims and recover proceeds under the terms of such policies, and, provided that Purchaser promptly reimburses Seller for Seller’s reasonable costs and out-of-pocket expenses incurred in performing such obligations, Seller agrees to cooperate in good faith with reasonable requests by Purchaser or its Affiliates to make the benefits of any Insurance Policies available to Purchaser or its Affiliates.

Section 5.18. Prior Transaction Documents.

(a) At the Closing, Seller shall use its reasonable best efforts to execute and deliver to Purchaser a valid assignment (acknowledged by the applicable counterparties thereto) of Seller’s rights and obligations under the Prior R&W Insurance Policy. If Seller is unable to deliver a valid assignment to the Prior R&W Insurance Policy at the Closing, Seller shall, insofar as reasonably possible and to the extent permitted by applicable Law, take such other actions as may be reasonably requested by Purchaser and enforce, for the benefit of Purchaser, any and all rights of Seller under the Prior R&W Insurance Policy in order to place Purchaser in a substantially similar position as if the Prior R&W Insurance Policy had been assigned pursuant to this Section 5.18(a) and so that all of the benefits relating to the Prior R&W Insurance Policy are to inure from and after the Closing to Purchaser.

(b) After the Closing, Seller shall insofar as reasonably possible and to the extent permitted by applicable Law and the relevant Contract, take such actions as may be reasonably requested by Purchaser and enforce for the benefit of Purchaser any and all rights of Seller under each of the Prior Purchase and Sale Agreement and the Prior Transition Services Agreement, so that all of the benefits relating to such agreements are to inure from and after the Closing to Purchaser. Purchaser shall bear all reasonable third-party out-of-pocket costs and expenses in connection therewith.

Section 5.19. Transition Services. As soon as reasonably practicable after the date hereof (and, in any event, prior to the Closing), Purchaser and Seller shall (a) prepare and negotiate in good faith the schedules to the Transition Services Agreement to specify (i) the nature and scope of services to be provided thereunder (which services shall include the services being provided to the Company and the Company Subsidiaries under the Prior Transition Services Agreement immediately prior to the Closing Date (excluding any such services that the Company and the Company Subsidiaries have the capability of providing internally at the same level and quality as provided on the date hereof, as determined by Purchaser in good faith) and the services being provided to the Company and the Company Subsidiaries by Seller immediately prior to the Closing Date), (ii) the term that the applicable services will be offered (which shall not be longer than six (6) months), and (iii) the pricing of the services (which, unless otherwise agreed, shall be equal to Seller’s cost), as well as (b) agree on any other appropriate updates, additions, revisions or modifications to the Transition Services Agreement, in each case of clauses (a) and (b), as are agreed by Purchaser and Seller acting in good faith.

Section 5.20. The JV Company. As promptly as practicable after the date hereof (and in any event within one (1) Business Day), Seller shall (i) first seek the consent and waiver of Enterprise Products Partners L.P. (“Enterprise”) of the upstream change of control of the JV Company contemplated by this Agreement and a waiver of compliance with Article X of the White River LLC Agreement (“Consent and Waiver”), and (ii) only if the Consent and Waiver has not been received at least 91 days prior to the anticipated Closing Date, submit a right of first offer to Enterprise (“ROFO”) with respect to MountainWest White River Hub, LLC’s membership interests in the JV Company (the “MountainWest JV Interests”) in accordance with Section 10.3 of the White River LLC Agreement and on the terms set forth in Schedule 5.20 of the Disclosure Letter. In the event that the ROFO is made in accordance with clause (ii) above and Enterprise accepts Seller’s offer of the MountainWest JV Interests pursuant to the ROFO and closes such sale prior to the Closing Date, the proceeds of such sale (the “JV Proceeds”) shall be (i) set aside and retained (and no dividend or distribution of such proceeds shall be declared or paid) by the Company and (ii) excluded from the definition of Cash. Seller shall use reasonable best efforts to cause the Company to have an amount in cash at the Closing not less than the JV Proceeds, but if the Company does not have sufficient cash, then, notwithstanding anything to the contrary in this Agreement, Seller shall pay such JV Proceeds to Purchaser at the Closing.

Section 5.21. Capex Budget Schedule.

(a) During the Pre-Closing Period, Seller shall provide Purchaser with a statement, together with reasonable supporting documentation and any other information reasonably requested by Purchaser, on or before the 15th day of each month, setting forth the monthly capital expenditures (including the monthly maintenance capital expenditures and monthly growth capital expenditures) with respect to the business of the Company and the Company Subsidiaries for the preceding month (including the month in which the Closing occurs and, in such case, Seller shall provide such statement immediately prior to the Closing).

(b) If, during the Pre-Closing Period, Seller makes any maintenance capital expenditures exceeding the amount of capital expenditures in the maintenance capital expenditure plan of the Capex Budget Schedule, Seller agrees to consult with Purchaser on potential offsets to the amount of capital expenditures in the growth capital expenditure plan of the Capex Budget Schedule.

(c) If, for any calendar quarter during the Pre-Closing Period, Seller makes growth capital expenditures exceeding 125% of the amount of capital expenditures in the growth capital expenditure plan of the Capex Budget Schedule for such calendar quarter, Seller agrees to consult with Purchaser on any potential adjustments to subsequent calendar quarters of the growth capital expenditure plan of the Capex Budget Schedule.

(d) Notwithstanding that any capital expenditure made by the Company or any Company Subsidiary during the Pre-Closing Period is reclassified and goes into O&M, such expenditure will continue to be treated as a “capital expenditure” for purposes of this Agreement, including in the determination of Closing Capex and the Purchase Consideration pursuant to Section 1.3.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE CLOSING

Section 6.1. Conditions to Obligations of Each Party to Effect the Closing. The respective obligations of each Party to effect the Closing shall be subject to the satisfaction (or mutual waiver by Seller and Purchaser to the extent permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) Antitrust. Any waiting period under the HSR Act and any Antitrust Laws applicable to the Transaction shall have expired or been terminated, in the case of Purchaser, without the imposition of a Burdensome Condition and all Consents of any Governmental Authority set forth in Schedule 5.3 of the Disclosure Letter required to consummate the Transaction shall have been obtained and any applicable waiting periods with respect thereto shall have expired or been terminated.

(b) FCC Approval. FCC Approval shall have been obtained.

(c) No Legal Prohibition. No Order by any court of competent jurisdiction that prohibits the consummation of the Transaction shall have been entered and shall continue to be in effect, and no Law shall have been enacted, issued or promulgated by any Governmental Authority having jurisdiction over any Party that, in any case, prohibits or makes illegal the consummation of the Transaction.

Section 6.2. Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Closing are further subject to the satisfaction (or waiver by Purchaser to the extent permitted by applicable Law) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (A) each of the Seller Fundamental Warranties shall be true and correct in all but de minimis respects on and as of the date hereof and as of the Closing Date, as if made at and as of the Closing Date, except representations and warranties that speak specifically as of another date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, (B) the representations and warranties of Seller contained in Section 2.5, Section 3.2(a), (b), and (c) and Section 3.7(b) shall be true and correct in all respects on and as of the date hereof and as of the Closing Date, as if made at and as of the Closing Date and (C) the other representations and warranties of Seller contained in Article 2 and Article 3 (other than the representations and warranties covered by the foregoing clauses (A) and (B)), disregarding all qualifications contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct on and as of the date hereof and as of the Closing Date, as if made at and as of the Closing Date, except with respect to representations and warranties that speak specifically as of another date, which representations and warranties shall be true and correct at and as of such date, except, in the case of this clause (C), for any inaccuracy or omission that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b) Performance of Obligations of Seller and the Company. Seller and the Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by either of them prior to the Closing.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, event, occurrence, state of fact, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d) Seller Certificate. Seller shall have delivered to Purchaser a certificate, dated as of the Closing Date and signed by its chief executive officer or other senior officer, certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

(e) Seller Deliverables. Seller shall have delivered to Purchaser all of the deliverables set forth in Section 1.10(a).

(f) No Legal Prohibition. No injunction or Order by any court of competent jurisdiction imposing a Burdensome Condition in connection with the Transaction shall have been entered and shall continue to be in effect, and no Law shall have been enacted, issued or promulgated by any Governmental Authority having jurisdiction over any Party that, in any case, imposes a Burdensome Condition.

Section 6.3. Conditions to Obligation of Seller. The obligation of Seller to effect the Closing is further subject to the satisfaction (or waiver by Seller to the extent permitted by applicable Law) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (A) each of the Purchaser Fundamental Warranties shall be true and correct in all but de minimis respects on and as of the date hereof and as of the Closing Date, as if made at and as of the Closing Date, except representations and warranties that speak specifically as of another date, which representations and warranties shall be true and correct in all but de minimis respects as of such date, and (B) the representations and warranties of Purchaser, other than Purchaser Fundamental Warranties, contained in Article 4 shall, disregarding all qualifications contained therein relating to materiality, be true and correct as of the date hereof and as of the Closing Date, as if made at and as of the Closing, except representations and warranties that speak specifically as of another date, which representations and warranties shall be true and correct at and as of such date, except, in the case of this clause (B), for any inaccuracy or omission that has not had or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser’s ability to consummate the transactions contemplated by this Agreement or the other Transaction Documents.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them on or prior to the Closing.

(c) Purchaser Certificate. Purchaser shall have delivered to Seller a certificate, dated as of the Closing Date and signed by an authorized officer of Purchaser, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d) Purchaser Deliverables. Purchaser shall have delivered to Seller all of the deliverables set forth in Section 1.10(b).

ARTICLE VII

TERMINATION

Section 7.1. Termination. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and the Transaction abandoned at any time prior to the Closing:

(a) by mutual written consent of Purchaser and Seller;

(b) by either Purchaser or Seller:

(i) if the Closing shall not have occurred on or before August 14, 2023 (as may be extended, the “Outside Date”); provided that if as of the Outside Date the conditions set forth in Section 6.1(a) or Section 6.1(c) (in each case, to the extent relating to any U.S. Antitrust Laws, including the expiration or termination of the waiting period under the HSR Act) shall not have been satisfied or waived, but all of the other conditions set forth in Article VI have been satisfied or waived (or are then capable of being satisfied if the Closing were to take place on such date in the case of those conditions to be satisfied at the Closing), then the Outside Date shall automatically be extended to February 14, 2024; provided further, that if as of the extended Outside Date the conditions set forth in Section 6.1(a) or Section 6.1(c) (in each case, to the extent relating to any U.S. Antitrust Laws, including the expiration or termination of the waiting period under the HSR Act) shall not have been satisfied or waived, but all of the other conditions set forth in Article VI have been satisfied or waived (or are then capable of being satisfied if the Closing were to take place on such extended date in the case of those conditions to be satisfied at the Closing), then either Party, by written notice to the other Party, may elect to further extend the Outside Date to August 14, 2022; provided, however, the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party if such Party’s breach of this Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or before such date;

(ii) if any Governmental Authority having jurisdiction over any Party shall have issued an Order permanently restraining, enjoining or otherwise prohibiting or making illegal the Transaction, and such Order shall have become final and non-appealable;

(c) prior to the Closing, by Purchaser if Seller shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of any condition set forth in Section 6.2(a) or Section 6.2(b) and (B) cannot be cured or, if curable, is not cured prior to the earlier of (i) the date that is thirty (30) days following Purchaser’s delivery of written notice to Seller stating Purchaser’s intention to terminate this Agreement pursuant to this Section 7.1(c) and the basis for such termination and (ii) the Outside Date; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if Purchaser is then in material breach or default of any representation, warranty, covenant or other agreement that would give rise to a failure of a condition specified in Section 6.3(a) or Section 6.3(b);

(d) prior to the Closing, by Seller if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of any condition set forth in Section 6.3(a) or Section 6.3(b) and (B) cannot be cured or, if curable, is not cured prior to the earlier of (i) the date that is thirty (30) days following Seller’s delivery of written notice to Purchaser stating Seller’s intention to terminate this Agreement pursuant to this Section 7.1(d) and the basis for such termination and (ii) the Outside Date; provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if Seller is then in material breach or default of any representation, warranty, covenant or other agreement that would give rise to a failure of a condition specified in Section 6.2(a) or Section 6.2(b); or

(e) prior to the Closing, by Purchaser if any Governmental Authority having jurisdiction over any Party shall have issued an Order imposing a Burdensome Condition, and such Order shall have become final and non-appealable (“Final Burdensome Condition Imposed”), or by Seller, if Purchaser has not either (i) terminated this Agreement pursuant to this Section 7.1(e) within 60 days of such Final Burdensome Condition Imposed or (ii) waived the condition in Section 6.1(a) and Section 6.2(f).

Section 7.2. Effect of Termination. Written notice of termination pursuant to Section 7.1 (other than pursuant to Section 7.1(a)) shall be given by the terminating Party to the non-terminating Parties, specifying the provisions thereof pursuant to which such termination is made. In the event of a valid termination pursuant to Section 7.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of Purchaser, Seller or the Company or any of their respective Representatives or Affiliates, except that (a) no such termination shall relieve Purchaser of its obligation to pay the Regulatory Termination Fee, if, as and when required pursuant to Section 7.3, (b) subject to Section 7.3(b), no such termination shall relieve any Party for liability for such Party’s intentional fraud or Willful and Material Breach of any representation, warranty, covenant or agreement of such Party in this Agreement prior to its termination; and (c) the Confidentiality Agreement, this Section 7.2, Section 7.3 (if applicable) and Article IX shall survive the termination hereof.

Section 7.3. Regulatory Termination Fee.

(a) In the event that (i) this Agreement is terminated by Seller or Purchaser pursuant to (A)(1) Section 7.1(b)(i) and at the time of such termination all of the conditions set forth in Section 6.1 and Section 6.2 shall have been satisfied or waived (if legally permitted) by the appropriate Party (other than such conditions that by their nature are to be satisfied at the Closing (assuming the satisfaction of those conditions at such time if the Closing were to occur at such time)) except for the condition or conditions set forth in Section 6.1(a), Section 6.1(c) or Section 6.2(f) (in each case, to the extent relating to any U.S. Antitrust Laws, including the expiration or termination of the waiting period under the HSR Act) or (2) Section 7.1(b)(ii) as a result of an Order relating to any U.S. Antitrust Laws, including the expiration or termination of the waiting period under the HSR Act) or (B) by Purchaser or Seller pursuant to Section 7.1(e), or (ii) (A) this Agreement is terminated by Seller pursuant to Section 7.1(d), and (B) Purchaser’s breach of this Agreement has been the proximate cause of the condition or conditions set forth in Section 6.1(a), Section 6.1(c) (in each case, to the extent relating to any U.S. Antitrust Laws, including the expiration or termination of the waiting period under the HSR Act) or Section 6.2(f) not being satisfied, then, in any such case, within three (3) Business Days after such termination, Purchaser shall pay or cause to be paid an aggregate fee of $50,000,000 in cash (the “Regulatory Termination Fee”) to Seller.

(b) Seller acknowledges and agrees that Seller’s right to receive from Purchaser the Regulatory Termination Fee shall, in circumstances in which the Regulatory Termination Fee is owed, constitute the sole and exclusive remedy of Seller and its Affiliates, stockholders, Subsidiaries, officers, directors, employees and Representatives against (i) Purchaser and (ii) any of Purchaser’s former, current and future Affiliates, assignees, stockholders, controlling persons, directors, officers, employees, agents, attorneys and other Representatives (the Persons described in clauses (i) and (ii), collectively, the “Purchaser Parties”) for any breach, loss or damage suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of Regulatory Termination Fee, no Person shall have any rights or claims against the Purchaser Parties under this Agreement, the other Transaction Documents or otherwise, whether at law or equity, in contract in tort or otherwise, and the Purchaser Parties shall not have any other liability relating to or arising out of this Agreement, the other Transaction Documents or the Transaction. If Purchaser becomes obligated to pay the Regulatory Termination Fee pursuant to Section 7.3(a), upon payment of the Regulatory Termination Fee and, if applicable, any Seller Collection Costs pursuant to Section 7.3(c), neither Purchaser nor any Purchaser Party shall have any liability or obligation to Seller relating to or arising out of this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby. Nothing in this Section 7.3(b) shall in any way expand or be deemed or construed to expand the circumstances in which Purchaser or any other Purchaser Party may be liable under this Agreement or the Transaction.

(c) The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of this Agreement and that, without Section 7.3(a), Section 7.3(b) and Section 7.3(c), Seller would not have entered into this Agreement. Accordingly, if Purchaser fails to promptly pay any amount when due pursuant to this Section 7.3, and in order to obtain such payment, Seller commences an Action that results in a judgment against Purchaser for such payment, Purchaser shall pay to Seller all reasonable, documented out-of-pocket costs and expenses of such Action (including attorneys’ fees as well as expenses incurred in connection with such Action initiated by such Party) (“Seller Collection Costs”).

(d) Any payment of the Regulatory Termination Fee or the Seller Collection Costs shall be made by wire transfer of immediately available funds to an account designated in writing by Seller.

ARTICLE VIII

NON-SURVIVAL; SELLER INDEMNIFICATION

Section 8.1. Non-Survival of Representations and Warranties and Covenants. The representations, warranties, covenants and agreements (other than those covenants and agreements that by their terms apply or are to be performed in whole or in part at or after the Closing) of Seller and the Company and Purchaser contained in this Agreement or in any certificate delivered pursuant hereto, other than as set forth in Section 5.8, shall not survive beyond the Closing or termination of this Agreement, shall terminate on the earlier of the Closing and the date on which this Agreement is terminated pursuant to Section 7.1, and, except as provided in Section 7.2(a), there shall be no liability in respect thereof, whether such liability has accrued prior to, at or after the Closing, on the part of Seller, the Company, Purchaser or any of their respective Affiliates. Purchaser acknowledges and agrees that it has obtained the R&W Insurance Policy as its sole recourse for any breaches of representations and warranties of Seller and the Company in this Agreement. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing in this Agreement (including this Section 8.11) shall limit in any way any (i) claims or remedies for intentional fraud by a Party in connection with the representations and warranties made in this Agreement by such Party, (ii) recoveries available to Purchaser under the R&W Insurance Policy or (iii) claims arising from the rights and obligations of any person under this Agreement pursuant to covenants under this Agreement and the other Transaction Documents to be performed after the Closing.

Section 8.2. Seller Indemnification. In the event that the Closing occurs, Seller shall indemnify, save and hold harmless Purchaser and its Affiliates (including the Company and the Company Subsidiaries), and their respective agents, trustees, shareholders, partners, members, directors, officers, employees, agents and representatives, and the heirs, legal representatives, successors and assigns of each of the foregoing (each, a “Purchaser Indemnified Party” and collectively, the “Purchaser Indemnified Parties”) from and against any and all costs, losses, liabilities, obligations, damages, claims, judgements, awards and expenses (whether or not arising out of third-party claims), including interest, penalties, reasonable attorneys’ fees and any amounts paid in settlement of the foregoing (“Damages”) incurred by or asserted against any Purchaser Indemnified Parties in connection with, arising out of, or resulting from the matters set forth on Schedule 8.2(a) of the Disclosure Letter.

ARTICLE IX

MISCELLANEOUS

Section 9.1. Amendment; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of each of the Parties. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) At any time and from time to time prior to the Closing, either Seller, on the one hand, or Purchaser, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made by the other Parties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for their respective benefit contained herein. Any agreement on the part of Purchaser or Seller to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Purchaser or Seller, as applicable, and only with respect to the specific item so extended or waived (and not any other or subsequent item). No failure or delay by Purchaser or Seller in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.2. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission so long as there is no return error message or other notification of non-delivery received by the sender; provided that, electronic mail received after 6:00 p.m. Pacific Time, shall be deemed received on the next day) or sent by a nationally recognized overnight courier service or express delivery service (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Purchaser, to:

Williams Partners Operating LLC

One Williams Center, Suite 4900

Tulsa, Oklahoma 74172

Attention: Chad Zamarin

E-mail: chad.zamarin@williams.com

with a copy (which shall not constitute notice) to:

Williams Partners Operating LLC

One Williams Center, Suite 4700

Tulsa, Oklahoma 74172

Attention: Tyler Evans

E-mail: tyler.evans@williams.com

and

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Oliver Smith

E-mail: oliver.smith@davispolk.com

if to the Company or Seller, to:

Southwest Gas Holdings, Inc.

8360 South Durango Drive

Las Vegas, NV 89113

Attention: General Counsel

E-mail: Thomas.Moran@swgas.com

and

MountainWest Pipeline

333 S. State Street

3rd Floor Salt Lake City, UT 84111

Attention: General Counsel

E-mail: Stewart.Merrick@mwpipe.com

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Attention: Brandon C. Parris

Michael O’Bryan

Jeffrey Washenko

E-mail: bparris@mofo.com

    mobryan@mofo.com

    jwashenko@mofo.com

Section 9.3. Rules of Construction .

(a) All article, section, subsection, annex, schedule and exhibit references used in this Agreement are to articles, sections and subsections of, and annexes, schedules and exhibits to, this Agreement unless otherwise specified. The annexes, exhibits and schedules attached to this Agreement constitute a part of this Agreement and are incorporated in this Agreement for all purposes.

(b) If a term is defined as one part of speech (such as a noun), it has a corresponding meaning when used as another part of speech (such as a verb). The word “or” is not exclusive, and shall be interpreted as “and/or”. Words of the masculine, feminine or neuter gender shall mean and include the correlative words of other genders, and words in the singular shall include the plural, and vice versa. The words “include,” “includes” or “including” mean “including without limitation,” and the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms refer to this Agreement as a whole and not any particular section or article in which such words appear. The words “shall” and “will” have the same meaning. The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement.

(c) A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase “as amended,” includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as of a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date.

(d) References to a Contract or other document include references to such Contract or document as amended, restated, reformed, supplemented or otherwise modified in accordance with the terms thereof and include any annexes, exhibits and schedules attached thereto; provided that, in the case of any Contract listed on the Disclosure Letter, the foregoing only applies to the extent any such amendment, modification or supplement has been made available to Purchaser on the date hereof and listed in the Disclosure Letter.

(e) References to any Person include references to such Person’s successors and permitted assigns.

(f) Whenever this Agreement refers to a number of days, such number refers to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including.”

(g) Headings of the articles and sections of this Agreement and the table of contents, schedules, annexes and exhibits are for convenience of the Parties only and shall be given no substantive or interpretative effect whatsoever.

(h) Each Party acknowledges that it and its counsel have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party or any similar rule operating against the drafter of an agreement are not applicable to the construction or interpretation of this Agreement.

(i) An accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

(j) All monetary figures shall be in United States dollars unless otherwise specified.

(k) The phrases “furnished,” “provided,” “delivered,” “made available” and similar terms when used with respect to information, materials or documents mean that such information, materials or documents have been physically delivered to the relevant Party or posted to the electronic data site established by the Company for purposes of due diligence of the Company and the Company Subsidiaries and their respective businesses in connection with the Transaction and remains available to Purchaser on such data site at least one (1) Business Day prior to the execution of this Agreement.

Section 9.4. Counterparts; Effectiveness. This Agreement may be executed in multiple counterparts (including by an electronic signature, electronic scan or electronic transmission in portable document format (.pdf), including (but not limited to) DocuSign, delivered by electronic mail), each of which will be deemed an original but all of which together will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

Section 9.5. Entire Agreement; Rights and Benefits.

(a) This Agreement (including the Disclosure Letter, the Annexes and the instruments referred to herein), the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

(b) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except (i) if the Closing occurs, the Indemnified Parties shall be third party beneficiaries of, and entitled to rely on, Section 5.10; (ii) the Purchaser Indemnified Parties shall be third-party beneficiaries of, and entitled to rely on, Section 8.2; and (iii) the Seller Group Members and the Seller Legal Counsel are intended third party beneficiaries of Section 9.13.

Section 9.6. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, then, so long as the rights or obligations of each Party under this Agreement and the economic or legal substance of the transactions contemplated hereby are not impacted in any materially adverse manner, (i) all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and (ii) the Parties shall negotiate in good faith to modify this Agreement to replace such invalid or illegal term or provision with a valid and enforceable substitute term or provision (to the extent possible).

Section 9.7. Governing Law; Jurisdiction.

(a) This Agreement and the other Transaction Documents shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, the other Transaction Documents, the Transaction or the other transactions contemplated thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.7(b) in the manner provided for notices in Section 9.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.

Section 9.8. Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE TRANSACTION OR THE OTHER TRANSACTIONS CONTEMPLATED THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

Section 9.9. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties, and any assignment without such consent shall be null and void; provided, however, that (i) prior to the Closing, Purchaser shall have the right to assign this Agreement (or any of its rights, interests or obligations hereunder) to any of its Affiliates and (ii) after the Closing, each of Purchaser and the Company shall have the right to assign this Agreement (or any of its rights, interests or obligations hereunder) to any Person, provided that, in the case of each of clause (i) and (ii), no such assignment shall release such Party from any of its obligations hereunder. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.10. Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its rights under this Agreement, without the necessity of proving damages or the inadequacy of monetary damages as a remedy, in addition to any other remedy to which such Party is entitled under this Agreement, at law or in equity. Without limiting the generality of the foregoing, the Parties agree that (i) each Party shall be entitled to enforce specifically the other Parties’ obligations to consummate the Transaction and to prevent defaults in and breaches of this Agreement and (ii) the right of specific performance is an integral part of the Transaction and without such right none of the Parties would have entered into this Agreement. The Parties agree that the remedies at law for any default or breach or threatened default or breach, including monetary damages, are inadequate compensation for any loss hereunder or default herein or breach hereof, and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond or other security with such remedy are waived by each Party.

Section 9.11. Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Transaction, including all fees and expenses of its Representatives, shall be paid by the Party incurring such cost and expense; provided that Purchaser shall pay 100% of the premium and fees incurred in respect of the D&O Insurance and Seller and Purchaser shall each pay 50% of (a) Transfer Taxes incurred in connection with this Agreement and (b)(i) the filing fees under the HSR Act and other Antitrust Laws, and (ii) all premiums and fees incurred in respect of the R&W Insurance Policy (clauses (b)(i) through (b)(ii), collectively, the “Split Expenses”); provided further, that in no event shall the amount payable by Seller in respect of the Split Expenses exceed, in the aggregate, $2,500,000 (the “Split Expenses Cap”).

Section 9.12. Schedules and Exhibits. The schedules and exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to schedules and exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the schedules or the Disclosure Letter with reference to any section or schedule shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply, provided that the application of the matter disclosed to such other section or schedule is reasonably apparent on its face. Certain information set forth in the schedules or the Disclosure Letter is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality. The reference to or listing, description, disclosure or other inclusion of any item or other matter, including any charge, violation, breach, debt, obligation or liability, in the schedules of the Disclosure Letter shall not be construed to be an admission or suggestion that such item or matter constitutes a violation of, breach or default under, any Contract or otherwise.

Section 9.13. Waiver of Conflict.

(a) Purchaser hereby acknowledges and agrees that Morrison & Foerster LLP (the “Seller Legal Counsel”) has represented Seller and its Affiliates (including the Company and the Company Subsidiaries) in connection with the negotiation, preparation, execution and delivery of this Agreement (the “Current Representation”), and that Seller and its Affiliates (other than the Company and the Company Subsidiaries) (each a “Seller Group Member” and collectively, the “Seller Group Members”) have a reasonable expectation that, after the Closing, the Seller Legal Counsel will represent them in connection with various matters, including any claim or Action involving any Seller Group Member, on the one hand, and Purchaser or any of its Affiliates (each a “Purchaser Group Member” and collectively the “Purchaser Group Members”), on the other hand, arising out of or related to the Current Representation.

(b) Purchaser, on its own behalf and on behalf of its Affiliates, hereby expressly waives and agrees not to assert any conflict of interest that may arise or be deemed to arise under applicable Law or standard of professional responsibility if, after the Closing, Seller Legal Counsel represents the Seller Group Members or any of them in connection with any Action arising out of or related to the Current Representation.

(c) In addition, each of the Parties irrevocably acknowledges and agrees that, from and after the Closing, any attorney-client privilege arising from communications prior to the Closing between any one or more representatives of the Company or any Company Subsidiary, on the one hand, and Seller Legal Counsel, on the other hand, in connection with the Current Representation shall be excluded from the property, rights, privileges, powers, franchises and other interests held by the Company or any Company Subsidiary under applicable Law, that such attorney-client privilege shall be deemed held solely by Seller, and that no Purchaser Group Member (including the Company and the Company Subsidiaries) shall have any right to assert, waive or otherwise alter any such attorney-client privilege at any time after the Closing. All communications involving attorney-client confidences between the Seller Group Members and the Company or any Company Subsidiary, on the one hand, and the Seller Legal Counsel, on the other hand, in connection with the Current Representation shall be deemed to be attorney-client confidences (such communications, the “Privileged Communications”) that belong solely to Seller for the benefit and on behalf of the Seller Group Members (and not the Company, any Company Subsidiary or any Purchaser Group Member). Accordingly, none of the Company, the Company Subsidiaries or and the Purchaser Group Members shall have access to any such Privileged Communications or to the files of the Seller Legal Counsel containing such Privileged Communications in connection with the Current Representation. Further, to the extent that files of the Seller Legal Counsel in respect of the Current Representation constitute property of the client, only Seller for the benefit and on behalf of the Seller Group Members (and not the Purchaser Group Members) shall hold such property rights and Seller Legal Counsel shall have no duty whatsoever to reveal or disclose any such Privileged Communications or files that contain Privileged Communications to the Purchaser Group Members by reason of any attorney-client relationship between the Seller Legal Counsel and the Company. Notwithstanding the foregoing, Purchaser, the Company and the Company Subsidiaries shall be permitted (A) to access any such Privileged Communications with respect to any litigation or claim involving any party other than a Seller Group Member, including for purposes of pursuing any rights or claims against any insurance company, or to defend against or respond to any litigation or claim commenced by (but, for the avoidance of doubt, not to initiate any claim against) any Person other than a Seller Group Member, and (B) to assert the attorney-client privilege, after the Closing, to prevent disclosure of Privileged Communications in or in connection with any dispute with any Person other than a party hereto, except with respect to a Governmental Authority.

(d) Purchaser acknowledges that Seller’s in-house counsel (“In-House Counsel”) represents only Seller in the Transaction and that any advice given to or communication with Seller by In-House Counsel to the extent related to the Transaction is not and will not be subject to any joint privilege and is and will be owned solely by Seller. The attorney-client privilege, attorney work- product protection, and expectation of client confidence arising from any representation of the Seller by In-House Counsel prior to the Closing to the extent related to the Transaction, and all information and documents covered by such privilege or protection, will belong to and be controlled by Seller or In-House Counsel and may be waived only by Seller or In-House Counsel, and not Purchaser or the Company or any Company Subsidiary, and will not pass to or be claimed or used by Purchaser or the Company or the Company Subsidiaries. Purchaser acknowledges that In-House Counsel has acted as counsel for Seller and that, in the event of any post-Closing matters or disputes between the Parties with respect to the Transaction, Seller anticipates that In-House Counsel will represent it in such matters or disputes. Purchaser consents to In-House Counsel’s representation of Seller in any such post-Closing matter or dispute in which the interests of Purchaser or the Company or any Company Subsidiary, on the one hand, and any Seller, on the other hand, are adverse. Purchaser consents to the disclosure by In-House Counsel to Seller of any information learned or documents or communications prepared by In-House Counsel in the course of their representation of Seller prior to Closing (“IHC Work Product”), whether or not such information is subject to the attorney-client privilege or In-House Counsel’s duty of confidentiality as to Seller and whether or not such disclosure is made before or after the Closing. In any dispute between Purchaser and Seller arising out of this Agreement, Purchaser will not seek disclosure or discovery of any item of IHC Work Product as evidence in any legal proceeding (including arbitration) arising out of such dispute to the extent such communications remain protected by attorney-client privilege. Purchaser hereby acknowledges that it has discussed with its counsel and obtained adequate information concerning the relevant implications, advantages, and risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement. This Section will be irrevocable, and no term of this Section may be amended, waived or modified, without the prior written consent of Seller and In-House Counsel.

(e) This Section 9.13 is for the benefit of the Seller Group Members, In-House Counsel and the Seller Legal Counsel and such Persons are intended third party beneficiaries of this Section 9.13. This Section 9.13 shall be irrevocable, and no term of this Section 9.13 may be amended or waived without the prior written consent of Seller (which may be withheld for any reason).

Section 9.14. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes imposed (directly or indirectly) as a result of the purchase and sale of the Shares pursuant to the Transaction (“Transfer Taxes”) shall be borne 50% by Purchaser and 50% by Seller. The party required by Law to file a Tax Return with respect to such Transfer Taxes shall timely prepare, with the other parties’ cooperation, and file such Tax Return. Purchaser and Seller agree to timely sign and delivery (or to cause to be timely signed and delivered) such certificates or forms as may be necessary or appropriate in connection with such filing.

Section 9.15. Limitation on Recourse. This Agreement may only be enforced against, and all claims or causes of action (whether in contract, in tort, at law, in equity or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution, termination, performance or non-performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as parties hereto (but only to the extent of the specific obligations of such parties set forth herein). No person who is not a named party to this Agreement, including any past, present or future officer, director, employee, agent, general or limited partner, manager, management company, member, stockholder, equity holder, controlling person, Representative or Affiliate, or any heir, executor, administrator, successor or assign of any of the foregoing, of any named party to this Agreement, shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any liability based on, in respect of, by reason of, arising under, out of, in connection with, or related in any manner to this Agreement. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing in this Agreement (including this Section 9.15) shall limit in any way any (i) claims or remedies for intentional fraud by a Party in connection with the representations and warranties in this Agreement by such Party, (ii) rights or obligations under the Transition Services Agreement or (iii) claims arising from the rights and obligations of any Person pursuant to covenants under this Agreement and the other Transaction Documents to be performed after the Closing.

Section 9.16. Mutual Release.

(a) Effective as of the Closing, Purchaser, on behalf of itself and each of its Subsidiaries (including the Company and the Company Subsidiaries), and each of its and their past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, stockholders, equity holders, controlling Persons, Representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Purchaser Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges Seller and its Affiliates, and each of their respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, stockholders, equity holders, controlling persons, Representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Seller Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort, contribution or otherwise) which the Purchaser Releasing Parties may have against each of the Seller Released Parties, now or in the future, in each case in respect of any cause or matter relating to the Company or the Company Subsidiaries or any actions taken or failed to be taken by any of the Seller Released Parties in any capacity related to the Company or the Company Subsidiaries occurring or arising on or prior to the Closing Date.

(b) Effective as of the Closing, Purchaser, on behalf of itself and each of its Subsidiaries (including the Company and the Company Subsidiaries), and each of its and their past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, stockholders, equity holders, controlling Persons, Representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Seller Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges Seller and its Affiliates, and each of their respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, stockholders, equity holders, controlling persons, Representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Purchaser Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort, contribution or otherwise) which the Seller Releasing Parties may have against each of the Purchaser Released Parties, now or in the future, in each case in respect of any cause or matter relating to the Company or the Company Subsidiaries or any actions taken or failed to be taken by any of the Purchaser Released Parties in any capacity related to the Company or the Company Subsidiaries occurring or arising on or prior to the Closing Date.

(c) Notwithstanding anything to the contrary contained in this Agreement, nothing in this Section 9.16 shall limit in any way any (i) claims or remedies for intentional fraud by a party hereto in connection with the representations and warranties in this Agreement by such party, (ii) rights or obligations under the Transition Services Agreement or (iii) claims arising from the rights and obligations of any Person pursuant to covenants under this Agreement and the other Transaction Documents to be performed after the Closing.

[Signature page follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be signed by its duly authorized signatory as of the date first written above.

WILLIAMS PARTNERS OPERATING LLC

By:	/s/ Chad Zamarin
Name: Chad Zamarin
Title: Senior Vice President

[Signature Page to Purchase Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be signed by its duly authorized signatory as of the date first written above.

SOUTHWEST GAS HOLDINGS, INC.

By:	/s/ Karen Haller
Name: Karen Haller
Title: Chief Executive Officer

[Signature Page to Purchase Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be signed by its duly authorized signatory as of the date first written above.

MOUNTAINWEST PIPELINES HOLDING COMPANY

By:	/s/ Karen Haller
Name: Karen Haller
Title: Chief Executive Officer

[Signature Page to Purchase Agreement]

Annex I

Certain Defined Terms

For the purposes of this Agreement, the term:

“Acquisition Proposal” means (i) any merger, consolidation, joint venture, business combination, reorganization, recapitalization, share exchange, liquidation, dissolution or other similar transaction with the Company, (ii) any direct or indirect sale, lease, exchange, transfer or other disposition of all or a substantial portion of the assets of any of the Company or the Company Subsidiaries, or (iii) any sale, issuance or exchange of any equity securities of any of the Company or the Company Subsidiaries.

“Action” means any lawsuit, claim, charge, complaint, action, audit, formal investigation or proceeding before or by any Governmental Authority or any arbitration tribunal, administrative body or judicial authority.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. As used in this definition, the term “control,” including the correlative terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by Contract or otherwise, provided however, that Icahn Capital LP and its Affiliates shall not be deemed Affiliates of Seller, the Company, or any Company Subsidiary.

“Antitrust Authority” means any Governmental Authority anywhere in the world responsible for enforcing, applying, administering or investigating any Antitrust Laws, including the U.S. Federal Trade Commission, the U.S. Department of Justice, and any attorney general of any state of the United States.

“Antitrust Laws” means any federal, state or foreign Law designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or the lessening, restricting or impeding of competition through a merger or acquisition, including the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, and the Federal Trade Commission Act, as amended.

“Base Purchase Price” means $1,500,000,000 (One Billion Five Hundred Million).

“Benefit Plan” means each (a) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (b) employment, contractor, individual consulting, severance, change in control, retention or similar plan, agreement, arrangement or policy, (c) other plan, agreement, arrangement or policy (written or oral) providing for compensation, bonuses, perquisites, profit-sharing, equity or equity-related rights, incentive or deferred compensation, paid time off, health or medical benefits, disability or sick leave benefits, severance benefits or post-employment or retirement benefits, and (d) any other benefit or compensation agreement, program, policy or arrangement including, without limitation, any Multiemployer Plan, in each case, that is sponsored, maintained or contributed to by Seller, the Company, any Company Subsidiary or any ERISA Affiliate of Parent or the Company or any Company Subsidiary.

“Business Day” means any day that is not a Saturday, a Sunday, a legal holiday recognized by the federal government of the United States, or any other day on which commercial banks in Tulsa, Oklahoma or Las Vegas, Nevada are authorized or required by Law to remain closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, H.R. 748, 116th Cong., 2d Sess. (signed into law on March 27, 2020) and any similar or successor Law or executive order or executive memo (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, and Internal Revenue Service Notice 2020-65) in any U.S. or non-U.S. jurisdiction, and any subsequent Law intended to address the consequences of COVID-19, including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act.

“Cash” means the aggregate amount of all cash, cash equivalents, bank deposits, investment accounts, certificates of deposit, bank accounts, deposits, marketable securities and other similar cash items of the Company and the Company Subsidiaries, it being understood and agreed that Cash shall (i) include deposits in transit, (ii) be net of outstanding checks, draws, ACH debits, drafts and wire transfers and bank overdrafts and (iii) exclude Restricted Cash.

“Closing Capex” means, as of immediately prior to the Closing, the aggregate amount of capital expenditures made by the Company and the Company Subsidiaries during the Pre-Closing Period.

“Closing Cash” means 50% of Cash of the JV Company and the aggregate amount of Cash of the Company and the other Company Subsidiaries as of immediately prior to the Closing.

“Closing Indebtedness” means 50% of Indebtedness of the JV Company plus the aggregate amount of Indebtedness of the Company and the other Company Subsidiaries as of immediately prior to the Closing.

“Closing Net Working Capital” means Net Working Capital of the Company and the Company Subsidiaries as of 12:01 a.m. Central Time on the Closing Date.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement or other agreement with a union, works council or other agency or representative body certified or recognized for the purpose of bargaining collectively on behalf of or representing employees of the Company and the Company Subsidiaries.

“Company Benefit Plan” means each Benefit Plan that is maintained or sponsored by the Company or any of the Company Subsidiaries.

“Company Bylaws” means the bylaws of the Company, as may be amended and in effect as of the date of this Agreement.

“Company Certificate” means the certificate of incorporation of the Company, as may be amended and in effect as of the date of this Agreement.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, (a) has, or would reasonably expected to have, a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) would reasonably be expected to have a material adverse effect on the ability of the Company or Seller to consummate the transactions contemplated hereby; provided, however, that, with respect to the foregoing clause (a) only, no Effect to the extent resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any changes in conditions in or affecting the industries and markets in which the Company and the Company Subsidiaries operate, (ii) any changes in general economic, political, geopolitical or financial or securities market conditions, including changes affecting securities, financial, credit, foreign exchange, interest or exchange rates or capital market conditions, (iii) any changes affecting the market for commodities, including any change in the price or availability of commodities, (iv) any changes in GAAP, in the interpretation of GAAP, or in the accounting rules and regulations of the SEC, (v) any changes in Law (including COVID-19 Measures) or in the interpretation thereof, (vi) geopolitical conditions, any acts of terrorism or sabotage, the commencement, continuation or escalation of a conflict, including war (whether or not declared) or acts of armed hostility, including any material worsening of such matters threatened or existing as of the date hereof and any responses to any such matters, (vii) natural disasters, including earthquakes, hurricanes, tsunamis, typhoons, hail storms, blizzards, tornadoes, floods, cyclones, mudslides and wildfires, any outbreak, pandemic or epidemic of disease (including, for the avoidance of doubt, COVID-19) or other acts of God, including any material worsening of such matters, (viii) the execution of this Agreement, or the announcement of this Agreement or consummation of the Transaction, or the identity of Purchaser or any of its Affiliates (including the effect of any of the foregoing on the relationships, contractual or otherwise, of the Company or any of the Company Subsidiaries with clients, employees, customers, suppliers, distributors, vendors or service providers) (it being understood and agreed that this clause (viii) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution of this Agreement or consummation of the Transactions, or any closing condition to the extent relating to any such representation or warranty), (x) any action taken (or not taken) by Seller, the Company or any Company Subsidiary at the request of Purchaser in writing, (xi) any failure by the Company to meet any internal or published projections, estimates, budgets, plans, forecasts or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (it being understood that the underlying facts or occurrences giving rise or contributing to such failure that are not otherwise excluded pursuant to another clause of this definition may be taken into account in determining whether there has been a Company Material Adverse Effect), or (xii) any decline in the price or trading volume of the shares of Seller on the NYSE or any other securities market or any change in the ratings or ratings outlook for Seller, the Company or any Company Subsidiaries (it being understood that the underlying facts or occurrences giving rise or contributing to such decline or change that are not otherwise excluded pursuant to another clause of this definition may be taken into account in determining whether there has been, or would reasonable be expected to be, a Company Material Adverse Effect); except, in the case of clauses (i), (ii), (iii), (v), (vi) and (vii), to the extent such Effect has had a disproportionate adverse impact on the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated Persons engaged in the same industries in which the Company and the Company Subsidiaries operate, in which case, to the extent not otherwise excluded pursuant to another clause of this definition, only the incremental disproportionate adverse impact of such Effect may be taken into account in determining whether a “Company Material Adverse Effect” exists or has occurred.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary.

“Company Retired Employee” means a former employee of the Company or any of the Company Subsidiaries whose employment with the Company and the Company Subsidiaries ended as a result of such former employee’s retirement and who is eligible to participate in the Seller’s retiree health plan as in effect January 1, 2020, as of the Closing.

“Company Subsidiaries” means the Subsidiaries of the Company, and shall be deemed to include the JV Company.

“Company Transaction Expenses” means, in each case only to the extent unpaid as of the Closing, the fees and expenses payable by the Company and the Company Subsidiaries to (a) any legal, accounting, financial or other similar outside advisor arising from or incurred in connection with or in anticipation of the sale or strategic review process conducted or pursued by the Company or otherwise the negotiation of this Agreement, the other Transaction Documents and the consummation of the Transaction and the other transactions contemplated hereby and thereby, (b) (i) any change of control, success and other transaction bonuses payable by the Company to current or former employees or other service providers of the Company or the Company Subsidiaries in connection with or resulting from the consummation of the Transaction (excluding any consideration payable to any employee or other service provider due to actions or decisions made by Purchaser or any of its Affiliates (including from and after the Closing, the Company or any Company Subsidiary) at or after the Closing) plus (ii) the employer portion of any resulting payroll, employment, social security, Medicare and unemployment Taxes with respect to any such payments or any other amounts paid in connection with the transactions contemplated by this Agreement, (c) any fees, costs, expenses and other liabilities incurred (or that would be incurred or made) as a result of the termination of any Intercompany Contract that is required to be terminated or settled pursuant to Section 5.16 and any net liabilities of the Company or any Company Subsidiary under any Intercompany Contract that is not terminated but that is required to be terminated or settled pursuant to Section 5.16, and (d) 50% of (i) the Split Expenses (subject to the Split Expenses Cap) and (ii) Transfer Taxes.

“Company Transaction Expenses Payment Schedule” means a schedule prepared by Seller and delivered to Purchaser setting forth in itemized detail, including applicable wire transfer account details, all of the Company Transaction Expenses.

“Confidentiality Agreement” means the Confidentiality Agreement, dated June 13, 2022, between Williams Field Services Group, LLC and Seller.

“Consent” means any consent, approval, authorization, qualification, Order, and waiver from a Governmental Authority or a third party.

“Contract” means any legally binding written contract, agreement, note, bond, mortgage, indenture, lease, license, understanding, option, right to acquire, preferential purchase right, preemptive right, warrant, debenture, loan, loan agreement, franchise, purchase order, bid, commitment, letter of credit, guaranty, surety, obligation, arrangement, undertaking or other promise.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variations or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, shut down, closure, sequester or any other applicable Law promulgated by any Governmental Authority, in each case, in connection with or in response to COVID-19.

“Credit Support Obligations” means any letters of credit, guarantees, surety bonds or other credit support instruments issued by Seller, or by any of Seller’s Affiliates, on behalf of or to the Company or any Company Subsidiary, in each case, which are set forth on the Credit Support Obligations Schedule.

“Deferred Payroll Taxes” means any payroll Taxes of the Company or any Company Subsidiary deferred from a Pre-Closing Tax Period to a Post-Closing Tax Period pursuant to the CARES Act.

“Effect” means any change, effect, development, circumstance, condition, fact, state of facts, event or occurrence.

“Environmental Law” means any and all applicable and legally enforceable Laws relating to (i) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of harmful or deleterious substances, in each case as in effect as of the date hereof.

“Environmental Permit” means any material permit, license, authorization or approval required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company would be deemed to be a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Export Control Laws” means all U.S. (or applicable foreign Governmental Authority having jurisdiction) Laws governing (i) imports, exports (including deemed exports), reexports, or transfers of products, services, or technologies from or to the United States or another country, or from one foreign country to another foreign country; (ii) economic sanctions or embargoes; or (iii) compliance with unsanctioned foreign boycotts, including the Arms Export Control Act (22 U.S.C. §§ 2778 et. Seq.), the International Traffic in Arms Regulations (ITAR) (22 C.F.R. 120 Parts 120-130), the Export Administration Regulations (EAR) (15 C.F.R. Parts 730-774) and associated executive orders, the Laws and regulations implemented by the Office of Foreign Assets Controls (OFAC), United States Department of the Treasury (OFAC Regulations) (31 C.F.R. Parts 500-599); and U.S. Customs Regulations administered by U.S. Customs and Border Protection (CBP) (19 C.F.R. Parts 0-199).

“FCC” means the Federal Communications Commission.

“FCC Approval” means the FCC’s approval of the upstream change of control of DE Questar Pipeline and Questar Southern Trails Pipeline Company required in connection with DE Questar Pipeline’s ownership of FCC licenses WQJC498, WQJE613 and WQKS231 and Questar Southern Trails Pipeline Company’s ownership of FCC license WPTE946.

“FERC” means the Federal Energy Regulatory Commission.

“FERC Docket No. RP22-1118-000” means the Section 5 rate review of MountainWest Overthrust Pipeline, LLC under FERC Docket No. RP22-1118-000.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Governmental Approval” means any Governmental Authorization required to consummate the Transaction and to enable a Party to perform its obligations under this Agreement.

“Governmental Authority” means (a) any supranational, national, federal, state, county, municipal, local or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, (b) any public international governmental organization, quasi-governmental or quasi-judicial authority or (c) any agency, division, bureau, department, commission or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition.

“Governmental Authorization” means any Consent, filing, notification, clearance or other action required by any Governmental Authority.

“Hazardous Substance” means petroleum or petroleum derivatives, polychlorinated biphenyls, asbestos, lead paint or pigment and any other substance, material or waste that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, corrosive, reactive, dangerous, a pollutant, a contaminant or words of similar meaning or effect under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person and without duplication, all liabilities and obligations of such Person in respect of: (i) all indebtedness for borrowed money (in each case including all accrued interest, make-whole or prepayment premiums, fees, expenses, overdrafts and penalties with respect thereto, whether short-term or long-term, and whether secured or unsecured); (ii) all indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security; (iii) (A) any obligations with respect to unfunded deferred compensation or other unfunded retirement plan, fund, program, or other benefits of the Company and Company Subsidiaries (including any amounts the Company and the Company Subsidiaries are required to pay in connection with the defined contribution schemes (including any minimum returns related thereto)) (whether such payments are discretionary or mandatory), (B) any customer deposits and deferred revenue, (C) severance or other termination-related payments or other obligations that are due or accrued but unpaid as of the Closing Date, and (D) “stay around” or retention bonuses payable by the Company or any Company Subsidiary to Service Providers including, to the extent unpaid as of the Closing Date, the New Retention Bonuses and the Legacy Retention Bonuses and excluding any consideration payable to any Service Provider due to actions or decisions made by Purchaser or any of its Affiliates (including, from and after the Closing, the Company or any Company Subsidiary) at or after the Closing) and plus the employer portion of all payroll, employment or similar Taxes that are payable in connection with or as a result of the payment of such obligations; (iv) any lease of real or personal property (or a combination thereof) or any other lease that, in each case, is or should have been determined in accordance with GAAP to be a capital or finance lease; (v) letters of credit, bankers’ acceptances, performance bonds or surety bonds or other similar Contracts or charges, to the extent drawn; (vi) all obligations under forward currency exchanges, interest rate protection agreements, swap agreements and hedging arrangements; (vii) all obligations of such Person to pay “earn-out” or similar contingent payment obligations (calculated at the maximum amount owed in respect thereof) and other obligations (whether contingent or otherwise) to pay the deferred purchase price of property, equipment or services (other than contingent payments under mineral agreements or surface lease agreements); (viii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired; (ix) Specified Taxes; and (x) in the nature of payment guarantees (including as surety or otherwise) of the obligations described in clauses (i) through (vii) above of any other Person.

“Indemnified Tax” means, without duplication, any Taxes of any Person (other than the Company or any Company Subsidiary) for which the Company or any Company Subsidiary is or may become liable (A) under Treasury Regulations Section 1.1502-6 (or under any similar provision of state, local or non-U.S. law) as a result of having been a member of an affiliated, consolidated, combined, unitary or similar Tax group before the Closing or (B) as a transferee or successor, by contract or otherwise, in each case, related to an event or transaction occurring before the Closing.

“Intellectual Property” means any and all intellectual property and similar proprietary rights subsisting in any and every jurisdiction throughout the world, including the following: (a) Patents; (b) Trademarks; (c) copyrights, whether registered or unregistered, and any registrations and applications for registrations thereof, and any copyrightable subject matter (“Copyrights”); (d) registrations of domain names and uniform resource locators; (e) rights in inventions and know-

how (other than Patents); (f) trade secrets, know-how (including production processes and research and development information), confidential business information, technical data, algorithms, procedures, protocols, rules of thumb, techniques, results of experimentation and testing, and business information (including financial and marketing plans, customer and supplier lists, and pricing and cost information), (g) databases and data collections, (h) rights in Software, and (i) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.

“IRS” means the U.S. Internal Revenue Service.

“IT Systems” means any and all information and communications technology infrastructure and systems, including all computers, Software, hardware, firmware, networks, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment (including laptops and mobile devices) and websites, and any security and disaster recovery arrangements relating thereto and all associated documentation, owned, or purported to be owned, by or licensed or leased, or purported to be licensed or leased to, the Company or any Company Subsidiary.

“JV Company” means White River Hub, LLC, a Delaware limited liability company and joint venture company of Enterprise Products Partners, L.P. and MountainWest White River Hub, LLC (an indirect Subsidiary of the Company).

“Knowledge” means (i) with respect to Seller, the actual knowledge of the individuals listed on Section A of the Disclosure Letter and (ii) with respect to Purchaser, the actual knowledge of Chad Zamarin.

“Law” means any federal, state, local or foreign law (including common law), act, statute, code, ordinance, regulation, Order, rule, injunction, judgment, decree, ruling, franchise, license, agency requirement or Permit of any Governmental Authority, including but not limited to (i) the Natural Gas Act, 15 U.S.C. § 717 et seq., (ii) the Natural Gas Policy Act of 1978, 15 U.S.C. § 3301 et seq., and (iii) the regulations of FERC and the Pipeline and Hazardous Materials Safety Administration.

“Licensed Intellectual Property” means any and all Intellectual Property owned by a third party and licensed or sublicensed, or purported to be licensed or sublicensed, to the Company or any Company Subsidiary or for which the Company or any Company Subsidiary has obtained, or has purported to have obtained, a covenant not to be sued.

“Lien” means, with respect to any property or asset, any deed, mortgage, lien, pledge, charge, security interest, preference, priority, deed of trust, right of way, encroachment, encumbrance or limitation on transfer in respect of such property or asset.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code.

“Net Working Capital” means, as of any date, (a) the aggregate consolidated current assets of the Company and the Company Subsidiaries (excluding the JV Company), minus (b) the aggregate consolidated current liabilities of the Company and the Company Subsidiaries (excluding the JV Company), all as determined in accordance with

GAAP and the Sample Net Working Capital Statement on Exhibit B; provided, however, that “Net Working Capital” shall not include any amounts that are included in or with respect to (i) Cash, (ii) Company Transaction Expenses, (iii) intercompany accounts, notes, obligations, arrangements or understandings or Contracts between the Company or a Company Subsidiary, on the one hand, and another Company Subsidiary, on the other hand, (iv) intercompany accounts, notes or Contracts between Seller, on the one hand, and the Company or a Company Subsidiary, on the other hand, that are settled or eliminated prior to the Closing, (v) any deferred Tax assets or deferred Tax liabilities and any income Tax assets or income Tax liabilities, (vi) Indebtedness of the Company or any Company Subsidiary and (vii) any liabilities for Transfer Taxes and for premiums and fees incurred in respect of the D&O Insurance.

“Order” means any order, executive order, stay, injunction, judgment, decree, ruling, writ, assessment, stipulation, arbitral award or award or other legally enforceable requirement, in each case, entered by or with any Governmental Authority.

“Parties” means Purchaser, Seller and the Company.

“Patents” means any and all patents and utility models and equivalents thereof, and all patent applications (including all related continuations, continuations-in-part, divisionals, renewals, extensions, provisionals, non-provisionals, reissuances and reexaminations) and equivalents thereof, in any jurisdiction.

“Permits” means all permits, franchises, grants, licenses, approvals, certificates of authority, authorizations, registrations, exemptions, variances or similar Consents granted by a Governmental Authority.

“Permitted Liens” means (a) Liens for Taxes that are (A) not yet delinquent or (B) being contested in good faith by appropriate proceedings and for which an appropriate tax reserve has been established in accordance with GAAP, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or other encumbrances arising in the ordinary course of business with respect to amounts which (A) are not yet overdue or (B) the validity of which are being contested in good faith by appropriate proceedings and for which an appropriate reserve has been established in accordance with GAAP, (c) Liens disclosed or reflected on the Company Balance Sheet or for which adequate reserves have been established on the Company Balance Sheet in accordance with GAAP, (d) Liens imposed or promulgated by operation of applicable Law with respect to real property and improvements, including zoning regulations, land use Laws, building codes and ordinances, permits, licenses and similar Liens imposed or promulgated by any Governmental Authority that are not violated by the current use or occupancy of the real property affected thereby, I easements, rights-of-way, encroachments, restrictions, conditions and other similar encumbrances affecting real property, including any that may be shown on a current and accurate survey, in each case that do not, individually or in the aggregate, materially impair the ability of the Company and the Company Subsidiaries, as applicable, to conduct their respective businesses as currently conducted at such real property, (f) Liens that have been placed by any developer, landlord or other third party on any leased real property and subordination or similar agreements relating thereto, (g) non-exclusive licenses with respect to Intellectual Property granted to customers in the ordinary course of business, (h) any Liens set forth on Section B of the Disclosure Letter, (i) Liens securing any payment or other obligation of any Person with respect to Indebtedness, to the extent released or terminated at or prior to the Closing, (j) Liens or imperfections of title that would not reasonably be expected to materially impair the continued use of the applicable asset or property for the purposes for which such asset or property is currently being used and (k) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Person” means any natural person or any corporation, firm, body corporate (wherever incorporated), partnership, limited liability company, association, trust, joint venture, work council or employee representative body (whether or not having separate legal personality) or other entity or organization, including any Governmental Authority.

“Personal Information” means any and all (i) information or data relating to one or more individual(s) that either contains data elements that directly identify the individual(s) or with respect to which there is a reasonable basis to believe the information (alone or in combination with other information or data) can be used to identify, contact or locate the individual and (ii) other information or data, the collection, use, sharing, transfer or other processing of which is regulated by an applicable Law in relation to data protection or data privacy. Personally Identifiable Information includes, without limitation, (A) personal identifiers, such as name, address, telephone number, email address, Social Security Number, date of birth, driver’s license number, identification number issued by a Governmental Authority, Taxpayer Identification Number and passport number, (B) financial information, including credit or debit card numbers, account numbers, access codes, consumer report information and insurance policy numbers, (C) demographic information, (D) unique biometric data, such as fingerprint, retina or iris image, voice print or other unique physical representation and I individual medical or health information, including protected health information governed by the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated thereunder.

“Prior Purchase and Sale Agreement” means the Purchase and Sale Agreement dated as of October 5, 2021, by and between Dominion Energy Questar Corporation and Seller.

“Prior R&W Insurance Policy” means that certain buyer-side representations and warranties insurance policy, issued by HCC Global Financial Products, LLC, in connection with the Prior Purchase and Sale Agreement.

“Prior Transition Services Agreement” means the Transition Services Agreement dated as of December 31, 2021, by and between Dominion Energy Questar Corporation and Seller.

“Privacy Law” means any and all applicable Laws, regulatory guidance, industry standards, rules, policies or guidelines, in each case, both foreign and domestic, relating to the collection, use, storage, disclosure, security or other processing of data or Personal Information, data privacy, data security, data transfer (including cross-border transfer), data breach notification, or unsolicited email, telephone, or text message communications, including without limitation the California Consumer Privacy Act.

“Purchaser Fundamental Warranties” means the representations and warranties set forth in Section 4.1 (Organization; Qualification), Section 4.2 (Authority), Section 4.3(b)(ii) (Governmental Consents; No Violation) and Section 4.8 (Brokers).

“R&W Insurance Policy” means the representations and warranties insurance policy issued by Euclid Transactional, LLC, substantially in the form attached hereto as Exhibit C.

“Registered Company Intellectual Property” means all Company Owned Intellectual Property that is registered or filed in the name of the Company or any Company Subsidiary with or issued by any Governmental Authority or internet domain name registrar that are owned or purported to be owned by the Company or any Company Subsidiary as of the date of this Agreement.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of Hazardous Substance into the environment (including the abandonment or discarding of barrels, containers or other closed receptacles containing any Hazardous Substances).

“Representatives” means the directors, officers, employees, agents (including financial and legal advisors) and other advisors and representatives of a Person.

“Restricted Cash” means cash deposits, cash in reserve accounts, cash escrow accounts, custodial cash and other cash and cash equivalents not freely usable, distributable or transferable (including as a result of Taxes imposed as a result of such use, distribution or transfer), including any cash subject to a lockbox, dominion, control or similar agreement or otherwise subject to any legal or contractual restriction on the ability to freely transfer or use such cash for any lawful purposes.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Documents” means all forms, documents and reports filed or furnished by Seller with or to the SEC.

“Section 338(h) Election Entities” means the Company, MountainWest Energy Holding Company, LLC, MountainWest Southern Trails Pipeline Company, MountainWest Energy Services, Inc., MountainWest Pipeline Services, Inc., MountainWest Pipeline, LLC, MountainWest Overthrust Pipeline, LLC, MountainWest White River Hub, LLC, and MountainWest Field Services, LLC and any other Company Subsidiary treated as a C Corporation for U.S. federal income Tax purposes.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Seller Benefit Plan” means each Benefit Plan that is not maintained or sponsored by the Company or any of the Company Subsidiaries.

“Seller Fundamental Warranties” means the representations and warranties set forth in Section 2.1 (Organization; Qualification), Section 2.2 (Authority; Execution and Delivery; Enforceability), Section 2.3(a) (Non-Contravention), Section 2.5 (Title to Shares), Section 2.7 (Brokers), Section 3.1 (Organization; Qualification), Section 3.2(d) (Capitalization; Subsidiaries), Section 3.3 (Authority), Section 3.4(b)(ii) (Governmental Consents; No Violation) and Section 3.24 (Finders and Brokers).

“Service Provider” means any director, officer, employee or individual independent contractor of the Company or any of the Company Subsidiaries.

“Software” means (i) computer software code, programs, applications, utilities and firmware, whether in source code or object code form, and (ii) databases, libraries and compilations.

“Specified Taxes” means (i) an amount equal to any accrued but unpaid income or similar Taxes that are determined solely on the basis of income or gross receipts of the Company or any Company Subsidiary for any Pre-Closing Tax Period and, in the case of the JV Company, any such income-type Taxes attributable to the Company’s 50% indirect ownership of the JV Company, (ii) an amount equal to any accrued but unpaid real property Taxes of the Company or any Company Subsidiary (other than the JV Company) for any Pre-Closing Tax Period, and (iii) Deferred Payroll Taxes. Specified Taxes shall be determined by taking into account any prepayments of Taxes, overpayments, net operating losses or other Tax attributes but only to the extent actually available to offset any amounts that would otherwise be described in Specified Taxes and only to the extent such attributes would be allowable and be reasonably expected to reduce such Taxes for the Pre-Closing Tax Period at a “more likely than not” level of confidence or greater. For the avoidance of doubt, the Specified Taxes shall be determined on jurisdiction by jurisdiction basis (and cannot be a negative number in any jurisdiction).

“Straddle Period” means a taxable period which includes, but does not end on, the Closing Date. Taxes of a Straddle Period shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period based on (i) for all Taxes other than those described in clause (ii), a deemed closing of the books on the Closing Date and (ii) in the case of real property and other ad valorem Taxes, in proportion to the number of days in the Tax period. For the avoidance of doubt, any Taxes resulting from any action taken on the Closing Date after the Closing by the Purchaser or any of its Affiliates, the Company or any Company Subsidiary shall be allocated to the Post-Closing Tax Period and not to the Pre-Closing Tax Period.

“Subsidiary” means, as to any Person, any corporation, partnership, limited liability company, association or other business entity (i) of which such Person directly or indirectly owns securities or other equity interests representing more than fifty percent (50%) of the aggregate voting power or (ii) of which such Person possesses more than fifty percent (50%) of the right to elect directors or Persons holding similar positions.

“Target Capex” means (i) the cumulative amount of capital expenditures set forth on the Capex Budget Schedule for each month commencing in January 2023 through the most recently completed month immediately prior to the Closing Date plus (ii) if the Closing does not occur on the last day of a month, the pro rata portion (determined on the number of days of the month until the Closing) of capital expenditures set forth on the Capex Budget Schedule for the month in which the Closing occurs.

“Target Net Working Capital” means $21,000,000.

“Tax” and “Taxes” means any net income, alternative or add-on minimum tax, gross receipts, gross income, estimated, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Authority responsible for the imposition of any such tax.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes filed, or required to be filed, with or by any Tax authority, including any schedule or attachment thereto and including any amendment thereof.

“Third Party” means any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Purchaser or any of its Affiliates.

“Trademarks” means any and all trademarks, trade names, service marks, logos, designs and trade dress, social media identifiers or accounts, rights of publicity, corporate names and all other indications of origin (in each case, whether or not registered), including all registrations and applications for registration of the foregoing and together with all goodwill appurtenant or pertaining to the foregoing.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Assignment of Shares Agreement and all documents and certificates delivered or required to be delivered pursuant to this Agreement.

“Transition Services Agreement” means that certain Transition Services Agreement, by and between Seller and Purchaser, in the form attached hereto as Exhibit D.

“WARN Act” means the Workers’ Adjustment and Retraining Notification Act and any comparable foreign, state or local law.

“White River LLC Agreement” means the Limited Liability Company Agreement of White River Hub, LLC, dated as of February 1, 2008 and as amended on August 31, 2010.

“Willful and Material Breach” means a material breach of this Agreement that is a consequence of an act undertaken by the breaching Party or the failure by the breaching Party to take an act it is required to take under this Agreement, with knowledge that the taking of or failure to take such act would, or would reasonably be expected to, result in or cause a material breach of this Agreement.

Terms Defined Elsewhere. The following terms are defined in the corresponding Section (or Article, Preamble or Recital) of this Agreement, as indicated below:

Term	Section
Agreement	Preamble
Accounting Firm	1.6(d)
Assignment of Shares Agreement	1.9(a)(i)
Anti-Corruption Laws	3.12
Balance Sheet Date	3.5
Balance Sheets	3.5
Burdensome Condition	5.3(c)
Business Employee	5.6(a)
Capex Budget Schedule	5.1(a)
Capitalization Date	3.2(a)
CBA Subject Employees	5.11
Closing	1.2
Closing Date	1.3
Company	Preamble
Company Confidential Information	5.2(b)
Company Owned Property	3.16(b)
Company Permits	3.8(b)
Continuation Period	5.6(a)
Continuing Employees	5.6(a)
Credit Support Obligations Schedule	3.21
Current Representation	9.13(a)
D&O Insurance	5.10(b)
Damages	8.2(a)
Disclosure Letter	Article III
DOJ	5.3(b)
Enforceability Limitations	2.2
Enterprise	5.20
Environmental Permits	3.9(b)
Estimated Closing Statement	1.4
Estimated Purchase Consideration	1.4
FCPA	3.12
Final Closing Calculations	1.6(a)
Financial Statements	3.5
FTC	5.3(b)
IHC Work Product	9.13(d)
In-House Counsel	9.13(d)
Indemnified Party	5.10
Insurance Policies	3.19
Intercompany Contracts	3.20
JV Proceeds	5.20
Leased Property	3.16
Material Contracts	3.17(a)

Mountain West JV Interests	5.20
New Plans	5.6(b)
Objection Notice	1.6(c)
Objection Period	1.6(b)
Old Plans	5.6(b)
Outside Date	7.1(b)
Party	Preamble
Pay-Off Letters	1.7
Permitted Actions	5.1(a)
Privileged Communications	9.13(c)
Purchaser	Preamble
Pre-Closing Period	5.1(a)
Purchase Consideration	1.3
Purchaser Indemnified Party	8.2(a)
Purchaser Parties	7.3(b)
Purchaser Released Parties	9.16(b)
Purchaser Releasing Parties	9.16(a)
Real Property Leases	3.16
Regulatory Termination Fee	7.3(a)
Related Parties	3.20
Repaid Indebtedness	1.7
Section 338 Elections	5.8(c)
Section 338 Forms	5.8(c)
Seller	Preamble
Seller Collection Costs	7.3(c)
Seller Group Member	9.13(a)
Seller Legal Counsel	9.13(a)
Seller Released Parties	9.16(a)
Seller Releasing Parties	9.16(b)
Shares	Recitals
Split Expenses	9.11
Split Expenses Cap	9.11
Transaction	Recitals
Transaction Information	5.9